Post-Qualification Offering Circular Amendment No. 1

SEC File No. 024-12060

POST EFFECTIVE AMENDMENT NO. 1

OFFERING CIRCULAR DATED MARCH 20, 2025

WATER ON DEMAND, INC.

13575 58th Street North, Suite 200

Clearwater, FL 33760

https://www.waterondemand.net/

UNITS CONSISTING OF ONE SHARE OF COMMON STOCK AND TWO WARRANTS

MINIMUM INDIVIDUAL INVESTMENT: 400 UNITS ($ 1,000)

SEE “SECURITIES BEING OFFERED” AT PAGE 42

This Post-Qualification Offering Circular Amendment No. 1 amends the Offering Circular of Water On Demand, Inc., a Texas corporation (the “Company”), dated February 15, 2024, as qualified on February 17, 2024, and as may be amended and supplemented from time to time, to: (a) extend the expiration date of this offering to March 20, 2026; and (b) revise the offered securities to 10,000,000 Units (consisting of one share of common stock and two warrants to purchase common stock) at $2.50 per Unit and 20,000,000 common shares upon the exercise of the warrants (collectively, the “Offered Securities”); and (c) to remove Castle Placement LLC as the placement agent with respect to the offering.

By this Offering Circular, the Company is offering for sale a maximum of 10,000,000 Units, which Units consist of one share of common stock and two warrants to purchase common stock (the “Offered Securities”), of which 25,112 shares have been sold for cash in the total amount of $125,560 at a fixed price of $5.00 per share, pursuant to Tier 2 of Regulation A of the United States Securities and Exchange Commission (the “SEC”).

A minimum purchase of $1,000 of the Offered Securities is required in this offering ($300 for subscription based). This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Offered Shares will not be entitled to a refund and could lose their entire investments.

Units	Price to Public	Underwriting Discount and Commissions *	Proceeds to Issuer Before Expenses
Price Per Unit	$2.50	$0.025	$2.475
Total Maximum**	$25,000,000	$250,000	$24,750,000

*	The Company previously engaged Castle Placement LLC to act as placement agent for this offering. However, effective March 9, 2023, the Company terminated Castle Placement LLC and the Company has now engaged Rialto Markets, LLC (“Rialto”) to act as broker dealer of record of this offering as set forth in “Plan of Distribution”. The Company will pay a cash commission of 1% to Rialto on sales of the Units. In addition, Rialto is entitled to receive a consulting and advisory fee in the amount of $______. See “Plan of Distribution” on page 45 for details of compensation payable in connection with the offering.

**	Does not include up to $50,000,000 from the exercise of up to 20,000,000 Warrants to purchase common stock at $2.50 per share. No commissions will be paid upon the exercise of the Warrants.

The Company expects that the amount of expenses of the offering (not including marketing to investors and commissions or state filing fees) will be approximately $100,000.

The Company has engaged Enterprise Bank as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors, and may hold a series of closings on a rolling basis at which we receive the funds from the escrow agent and issue the Securities to investors. The offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the Company in its sole discretion. After each closing, funds tendered by investors will be available to the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

These securities may not be sold nor may offers to buy be accepted before the post effective amendment to the offering statement filed with the Commission is qualified. This post effective amendment to the offering circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of such state. The Company may elect to satisfy its obligation to deliver a final post effective amendment to the offering circular by sending you a notice within two business days after the completion of the Company’s sale to you that contains the URL where the final post effective amendment to the offering circular or the offering statement in which such final offering circular was filed may be obtained.

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 16.

Sales of these securities will commence on approximately April ____, 2025.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

The date of this Post-Qualification Offering Circular Amendment No. 1 is March 20, 2025.

In this Offering Circular, the term Water On Demand,” “we,” “us,” “our,” or “the Company” refers to Water On Demand, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT, “ASSUME” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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SUMMARY OF THE OFFERING (POST-QUALIFICATION AMENDMENT NO. 1)

Water on Demand, Inc. (“WODI”) is an enterprise of companies organized by OriginClear, Inc., a Nevada public corporation (“OCLN”). WODI designs, manufactures installs and maintains a complete line of water treatment systems for municipal, industrial and pure water applications using a wide range of technologies, including chemical injection, media filters, membrane, ion exchange and SCADA (supervisory control and data acquisition) technology in turnkey systems.

In October 2015, OCLN acquired Progressive Water Treatment, Inc. (“PWT”), an established designer and manufacturer of a complete line of water treatment systems for municipal, industrial and pure water applications. OCLN’s acquisition of PWT marked the beginning of a series of acquisitions of leading U.S. water services companies focused on specialized water treatment with the vision of creating an end-to-end water treatment offering to serve the growing demand for outsourced water. In 2015, PWT had already established robust design and manufacturing offerings as well as maintenance and service offerings.

In September 2023, PWT merged with Water on Demand, Inc., a Nevada corporation (“WODI NV”), a pay-as-you-go water financing company which was also a former subsidiary of OCLN. As a result of the merger, PWT changed its name to Water on Demand, Inc.

Water On Demand

The Company is developing an outsourced water treatment business known as WOD, operated through its subsidiary, WODI. The WOD model aims to offer customers water self-sustainability as a service – allowing them to pay on a per-gallon basis for managed wastewater treatment services rather than incurring significant upfront capital equipment acquisition costs. This approach, generally known as DBOO, provides an alternative to conventional on-site wastewater treatment solutions requiring substantial initial investments.

The Company is currently evaluating opportunities for outsourced water treatment as a managed service, featuring pay-by-the-gallon pricing. Recently it announced agreements with Enviromaintenance ®, a water services company, and Klir®, a utility network software provider, to support a WOD pilot program in the mobile home park sector. Under this model, WODI may initially build, maintain, and service the water treatment system it finances. As the program expands, WODI intends to rely on regional water service providers to perform these functions.

WODI intends to delegate the building and operation of WOD-Financed systems to regional water companies under performance contracts, thus creating a network of partners that can enable rapid scaling and establish a competitive barrier to entry. At the time of this filing, WODI has made its first acquisition of personnel resource, hiring veteran C-Level Executive, James Woloszyn as it Chief Operating Officer. The Company intends to scale as it expands by acquiring additional staff or independent resources. WODI’s divisions, PWT and MWS together employee 24 people. All other members of WODI’s Board of Directors and executive officers are currently the same as those of OriginClear, and WODI obtains administrative support from OriginClear under a management services arrangement.

On March 26, 2024, the Company announced a Memorandum of Understanding between MWS and Enviromaintenance to collaborate on the planned WOD pilot program in the Greater Central Texas Region. On April 9, 2024, the Company announced that Klir, Inc. had been selected to support the WOD pilot, further bolstering the Company’s efforts to provide decentralized water management solutions on a pay-per-gallon basis. Additional information regarding these developments is available in the Company’s publicly filed materials.

Modular Water Systems

MWS provides a distinctive line of prefabricated water transport and treatment systems. Daniel “Dan” Early P.E. leads the MWS division. On June 25, 2018, Mr. Early granted the Company a worldwide, exclusive, non-transferable license to the underlying MWS technology and know-how. In connection with a subsequent ten-year renewal, effective May 2020, added the right to sublicense the technology and form manufacturing joint ventures.

On June 9th, 2023, Daniel M Early executed the same licensing agreement with Water on Demand, Inc. and on June 12, 2023, mutually cancelled with OriginClear the May 2020 license.

MWS, supported by PWT and other fabricators, designs, manufactures, and delivers prefabricated water transport products, marketed under the EveraMOD™ brand; and wastewater treatment plant (“WWTP”) solutions, sold under the EveraSKID™ and EveraTREAT™ brands. These systems serve a variety of end users – including schools, small communities, institutional facilities, real estate developments, factories, and industrial parks – that must treat their own wastewater.

On August 12, 2022, the Company announced the delivery and installation of its EveraBOX™ solution for the Beaver Falls Municipal Water Authority in Pennsylvania. EveraBOX, like other MWS products, utilizes High-Density Polyethylene (HDPE) or Polypropylene (PP) – classified as Structural Reinforced Thermoplastic Pipe (SRTP) materials. These materials are resistant to supply chain disruptions affecting metal and fiberglass construction.

On January 10, 2024, OCLN and Plastic Welding and Fabrication, Ltd. (“PWF”), based in Buda, Texas, announced a Memorandum of Understanding for a strategic partnership between WODI and PWF. PWF currently serves as a key fabricator of durable, patent-based enclosures used by MWS. This MOU is intended to enhance strategic relationships and enable MWS to build complete water systems at the same location where the enclosures are manufactured, increasing efficiency and speed. The parties also signed a Letter of Intent (“LOI”) setting forth a framework for a potential WODI acquisition of PWF. If executed, such an acquisition would establish WODI’s first in-house manufacturing facility for MWS and is expected to be accretive. Discussions are at an early stage, and there can be no assurance that a definitive agreement will be reached.

On March 26, 2024, OCLN announced an MOU between MWS and Enviromaintenance of Georgetown, TX to collaborate on sales of standardized systems in the Greater Central Texas Region. Enviromaintenance, a provider of on-site wastewater treatment and disposal systems, particularly for the Mobile Home Park (“MHP”) industry, will recommend MWS’s fully integrated, modular wastewater treatment systems. These products are intended to offer MHP owners cost effective, reliable, and efficient means of treating their wastewater. Additional information is available at: https://www.originclear.com/company-news/originclears-modular-water-systems-and-enviromaintenance-partner-for-water-on-demand-pilot-program.

Water on Demand NV

In 2023, OCLN launched WODI NV to offer private businesses the opportunity to outsource and finance water treatment and purification services on a per-gallon basis while gaining independence from traditional, centralized private water infrastructure. WODI NV’s value proposition is that by outsourcing water treatment and purification, private businesses can gain the water security of a private, decentralized infrastructure while avoiding the capital, technological and administrative burden required to design, finance, build, operate and maintain a water treatment solution. WODI NV uses a Design-Build-Own-Operate model for its pay-as-you-go water solutions for private businesses. WODI NV’s products include financing lines and pay-as-you-go financing for water solutions.

Combined Companies

As of February 15, 2025, Water on Demand, MWS and WODI NV have been consolidated under the Company, with OCLN being the largest single shareholder of the combined companies. The combined companies have complementary offerings that create meaningful synergies with the goal of allowing the Company to emerge as a leader in offering end-to-end outsourced water treatment services.

Products of Combined Company

Division	Products	Customers	Geographic Region	Financing provided by WODI
MWS	Municipal and Commercial Wastewater treatment systems including pump stations, disinfection systems, headworks packages, sludge holding systems and modular equipment buildings.	Municipalities, Industrial clients	North America	Not applicable
PWT	High-purity water systems, Reverse Osmosis (RO) Systems, Deionization Systems, Water Softening Solutions	Municipalities, Power Generation and Semiconductor.	North America	Not applicable
WODI	Pay-as-you-go Project Financing, Turnkey Water Treatment Systems, SCADA and Data Acquisition Technology	Businesses, Municipalities, Industrial Clients	North America	WODI provides financing options for water development projects helping clients manage upfront costs. These include structured financing plans that spread costs over time.

Industry Background

Traditional Water Treatment Practices

Public water utilities manage the collection, treatment, and distribution of water for residential, medical, and industrial use, as well as wastewater treatment. Globally, water treatment is centralized at large municipal facilities, benefiting from economies of scale. In the U.S, approximately 16,000 publicly owned wastewater treatment systems exist, however the largest 10% of these publicly owned plants process over 80% of all wastewaters. Just 1.25% of facilities handle more than half of the nation’s wastewater.

Wastewater treatment plants receive ss wastewater from residential, commercial and ground runoff, through a network of storm drains and sewer lines. The wastewater is processed in three phases:

In preliminary treatment, large debris, sand, and mud settle in grit chamber, which is later disposed of in landfills for environmentally safe disposal. During primary treatment, wastewater enters settling tanks, where up to 60% of solids are separated as a sludge-water mixture. While this removes a majority of solid waste it does not remove toxic chemicals. In secondary treatment, oxygen is introduced through aeration, accelerating the growth of microorganisms which break down organic matter and reduce harmful gases. These microorganisms settle to the bottom of the secondary settling tanks. After secondary treatment, 80-90% of human waste, solids, and toxins have been removed from the wastewater.

During the final stage of secondary treatment, water is disinfected – typically with chlorine, which eliminates over 99% of bacteria. Before discharging the treated water into the environment, chlorine is neutralized to prevent ecological harm. As an alternative to chlorination and dichlorination, some facilities remove bacteria using ultraviolet light, carbon absorption, distillation and reverse osmosis.

Sludge from primary and secondary treatment undergoes further processing in digesters where it is mixed and heated t to reduce volume and eliminate disease-causing bacteria. The processed solids are then heat-dried in pelletizing plants and converted into fertilizer for use in agriculture, forestry, and land reclamation.

This three-phase process is the global standard for wastewater treatment. Given the industrial nature of the process and cost efficiencies achieved through economies of scale, treatment facilities are constructed on a massive scale with large facilities capable of processing over 1 billion gallons of water per day and construction costs billions of dollars.

Infrastructure – Maintenance and Investment

Despite the historical construction of large treatment facilities, U.S. investment in water infrastructure has lagged behind demand. Of the approximately 16,000 wastewater treatment plants (WWTPs) in the United States, 81% are operating at or near design capacity while 15% have exceeded their limits, according to the American Society of Civil Engineers. While significant capital investments have addressed sanitary sewer overflows, expansion efforts have slowed in recent years. Many facilities are aging and require substantial maintenance and renovation.

The majority of WWTPs are designed with an average lifespan of 40 to 50 years, so systems that were constructed in the 1970s, around the passing of the Clean Water Act of 1972, are reaching the end of their service lives. Nationwide, drinking water and wastewater pipes in the ground are on average 45 years old, while some systems have pipes more than a century old. The typical expected lifespan for wastewater pipes is 50 to 100 years. As collection systems age and decline in condition, groundwater and stormwater enter the networks through cracks and joints, leading to overflows. Aging systems require increased capital investments which, at the municipal level, increased nationally from $20 billion in 1993 to $55 billion in 2017. In 2019, the American Society of Civil Engineers estimated an $81 billion deficit in required water infrastructure investment, which is expected to grow to $434 billion by 2029 if left unaddressed.

In November 2023, President Biden signed the Infrastructure Investment and Jobs Act, also known as the Bipartisan Infrastructure Law, which allocated more than $50 billion to improving America’s drinking water, wastewater and stormwater infrastructure

Regulatory requirements for utilities continue to increase due to rising enforcement of long-standing requirements and the creation of new requirements. In February 2021, the EPA announced two actions to address levels of polyfluoroalkyl substances (PFAS), human-made chemicals used through industry and consumer products, in drinking water. In December 2020, the EPA finalized its revised Lead and Copper rule, compliance with which the American Society of Civil Engineers estimates will cost between $130 million and $286 million.

Privatization and Decentralization

As water utilities struggle to manage the increased costs of maintenance and operations with decreased federal support, few observers believe that significant ongoing rate increases are a viable option. According to McKinsey & Company, even before the COVID-19 pandemic, 20% of U.S. households in 2019 were paying more than 4.5 % of their household income on water bills—a level that is considered unaffordable. This figure rose to 24% in the first seven months of 2021. In 2020, 60% of utilities surveyed said they experienced or anticipated negative financial impacts during the pandemic due to revenue loss, water-shutoff moratorium policies and forgiveness of nonpayment of bills. Despite these challenges, utilities did not expect to implement rate increases until 2022.

The Drinking Water and Wastewater Infrastructure Act of 2021, which included $55 billion in funding, demonstrated some awareness by the federal government of the challenges to funding and maintaining water infrastructure, however, even large increases in federal funding cannot fully cover the needed investment. In November 2023, the Environmental Protection Agency (EPA) proposed amendments to the Lead and Copper Rule (LCR), which was established in 1991 and intended to regulate the control and monitoring of lead in drinking water. The proposed new rule requires water systems to replace all lead pipelines within 10 years (and faster when feasible), lowers the levels at which agencies must take additional steps to eliminate lead in drinking water, and contains provisions intended to improve accuracy in identifying where higher levels of lead in drinking water are within communities. Even a five-fold increase in federal funding would leave a 22% shortfall in the capital necessary to serve the growing need for water infrastructure. In response, investor and private-sector interest in water and wastewater services has increased and M&A transactions in the water sector have increased annually from 2012 to 2017.

Given increased utility prices and increased concerns surrounding the maintenance and operations of WWTPs and utilities, businesses are increasingly choosing to treat and purify their own water, in a trend known as Decentralized Water. Decentralized wastewater treatment consists of a variety of approaches for collection, treatment and dispersal/reuse of wastewater for individual dwellings, industrial or institutional facilities, clusters of homes or businesses, and entire communities. Decentralized water systems offer several advantages including the ability to tailor facilities to meet the cost and quality requirements of specific uses (i.e., medical vs. residential vs. industrial), flexibility in adapting to demographic shifts, reduced operating and maintenance costs, avoiding large capital costs, relative speed and ease of installation and ability to serve rural, suburban and urban settings.

Water Usage

While traditional water supply and treatment face particular challenges related to aging infrastructure, significant capital costs and shortfalls in funding, global water supply challenges are putting stress on the supply side of the water equation. Supply side risks, including climate change, migration, industrial reshoring, government regulation and industrial centralization, increase the need to rethink traditional water systems and supplement established programs.

Climate Change. Freshwater scarcity occurs when the demand for fresh water in an area exceeds the total available amount. Record-breaking heat waves and droughts have increasingly brought freshwater scarcity to the forefront of public policy and the national consciousness as a changing climate changes precipitation patterns across the United States. The combination of diminishing precipitation and rising demand has caused U.S. aquifer levels to decline more quickly than can naturally be replenished. As weather patterns become increasingly difficult to predict and precipitation becomes increasingly concentrated and more difficult to capture for productive use, the global supply of natural fresh water grows increasingly constrained.

Migration. Prior to the COVID-19 pandemic, domestic migration trends illustrated increasing populations in urban areas, however, following the pandemic these trends reversed. Regardless of whether migration trends away from urban centers continue, social, economic and environmental factors make it increasingly difficult to predict demographic trends and shifts in populations. Large WWTPs require decades for planning, financing and construction and decreasing confidence in planners’ ability to predict domestic migration trends counts in favor of decentralized water systems, which require significantly smaller capital investments and can be brought into use in a fraction of the time.

Reshoring of Manufacturing. While agricultural use continues to constitute the majority of water consumption, demand in the manufacturing sector has seen the largest increases in demand with increasing demand projected for the future. This pattern becomes particularly important in the context of increasing re-shoring as supply chains are reconfigured in response to the COVID-19 pandemic, the war in Ukraine, and shifting global economies. American political ambitions have also reinforced and promoted an increase in manufacturing as two successive presidents from opposing political parties have prioritized the development and increase of domestic manufacturing. As the manufacturing industry continues to use water resources more intensively and as domestic manufacturing continues to grow, these forces combine to increase demands on U.S. water supply.

Regulatory and Public Funding Risk. As freshwater resources come under increasing stress, policymakers are increasingly challenging established water policies. The St. Louis Federal Reserve has expressed growing concern for the allocation of water resources and has called for “more optimal mechanisms for allocating water.” In November 2021, the U.S. Supreme Court ruled on claims between the State of Tennessee and the State of Mississippi regarding the apportionment of interstate groundwater. In the western United States, growing concerns regarding decreased supply and growing demand for water in the Colorado Basin have produced tensions and limited collaboration between seven western states. Disputes between states, municipalities and cities over water use and development are growing increasingly common and are yet another factor in the growing number of supply risks for water.

Industrial Centralization Risk. In an increasingly security conscious world, the centralization of water treatment substantially increases the risks of a single failure whether caused by natural disaster, financial factors or other security threats. Centralizing and concentrating water infrastructure creates a system with millions of individuals and businesses downstream from single failure points. Decentralizing water supply and treatment disperses risk and provides individuals and industry greater control over a critical resource.

Water on Demand

Through WOD, the Company provides financing for water development projects. The Water On Demand initiative enables businesses and communities to finance water projects by paying only for the water they use without the high cost of upfront capital expenditures. End-users simply sign a long-term service contract, with regional water companies providing expert support. Innovative OriginClear modular systems are licensed to builders to standardize the fleet, leaving zero “new technology” risk as only proven technologies, systems, and methods are implemented.

According to a 2021 study by scientists at Utrecht University and United Nations University about half of global wastewater is released untreated into rivers, streams and aquifers. In addition, only 11% of the wastewater produced globally is currently being reused. Increasing this percentage is essential, because by 2025, two-thirds of the world’s population may face water shortages, according to the World Wildlife Fund. Compounding the problem in North America’s supply system, an estimated 20 to 50 percent of water is lost to leaks – a major issue as utilities contend with how to sustain a growing population in an era of water scarcity, according to a study published by Stanford University. Additionally, about half of the river and stream miles and lake acres across the United States are too polluted for swimming, fishing or drinking, according to the Environmental Integrity Project. Awareness of the problem is growing in a 2017 Gallup poll, 63% of Americans worried a great deal about pollution of drinking water, and 57% about pollution of rivers, lakes and reservoirs. In short, water management is a major issue, but awareness of the problem is strong, opening the door to a solution.

It is becoming more difficult for businesses to rely on giant, centralized water utilities to meet the challenge and more and more business users are doing their own water treatment and recycling. Whether by choice or necessity, those businesses that invest in onsite water systems gain a tangible asset on their business and real estate and can enjoy better water quality at a lower cost, especially if treated water is recycled.

The Company helps self-reliant businesses build “decentralized water wealth” for themselves while also helping their communities. Environmental, social and governance (ESG) investing guidelines, which drive about a quarter of all professionally managed assets around the world, specifically include the key factor of how well corporations manage water.

As civil infrastructure ages and fails and as the costs for new and replacement infrastructure increase year over year, we believe engineers and end-users will search for new ways and methods of deploying water and wastewater systems that are less expensive to deliver and much less expensive to own and operate, with the mission of substantially increasing the replacement intervals currently experienced by conventional construction materials and product delivery models.

The Company offers a unique product line of prefabricated water transport and treatment systems. WODI designs, manufactures and delivers (i) prefabricated water transport (pump and lift stations) under the EveraMOD brand, and (ii) WWTP products under the EveraSKID and EveraTREAT brands to customers and end-users that are required to clean their own wastewater, such as schools, small communities, institutional facilities, real estate developments, factories, and industrial parks.

Modular Water Systems

The Company provides a broad selection of standardized and custom engineered wastewater treatment products, packaged lift stations, and ancillary wastewater infrastructure solutions for agricultural, commercial, industrial, and municipal customers. Wastewater collection, treatment, and disposal systems reflect a substantial investment in both time and money and given the importance of protecting the environment and our precious water resources. The Company strives to deliver the industry’s most durable, sustainable, and affordable equipment packages. Our utilization of heavy plastic manufacturing combined with the integration of emerging treatment technologies creates a robust combination of capabilities that will significantly improve system performance, substantially extend continuous duty service life, and dramatically reduce operating costs.

Packaged wastewater treatment systems have been around for more than 75 years. While typically out of sight and mind, they are a necessary component to many aspects of human life and provide an important service by protecting our health and the local environment. Unfortunately, decentralized wastewater treatment technologies have not evolved significantly over the past 50 years, especially when compared to things like personal computers, smart phones, solar panels, and the electric car. Older clunky treatment technologies that are expensive to construct and difficult to operate have been the norm for way too long. One of our goals is to simplify the delivery of packaged wastewater treatment systems. Buying and installing a treatment system must be easy and inexpensive.

The Company’s EveraSKID is a modular mobile packaged wastewater treatment system designed to treat domestic, municipal, and light industrial wastewaters. EveraSKID is factory assembled so that it ships as a finished product that is ready for immediate use once installed at its final site destination. In other words, it’s a “plug and play” system that commissions in less than one day. EveraSKID utilizes the lasted advancements in wastewater technology including fixed film biological treatment, membrane bioreactor filtration, and real-time remote monitoring and control systems. With two pipe connection points, one power connection, and an internet connection, we believe EveraSKID is the simplest to install treatment system in the market today.

With vessel service life lasting 75+ years—typically three times longer than conventional systems—SRTP materials represent a major advancement in the delivery and sustainability of industrial water and wastewater systems. Our water and wastewater treatment solutions will reduce both capital and operating expenses dramatically.

Civil Engineers and Utility Owners are faced with the daunting task of trying to service an ever-growing threat to the environment resulting from deteriorated and failing utility systems. Implementing sustainability requirements into water and wastewater processing solutions has become increasingly important. The implementation of SRTP tankage offers the first real significant material advancement in the last 50 years that will overcome these serious challenges to sustainability.

Because Modular Water Systems use SRTP materials and high-tolerance factory assembly under controlled conditions, our units will reduce both installation time and costs, as well as total lifetime cost of product ownership.

The Company’s product line of wastewater management systems is a preferred choice for decentralized wastewater treatment in residential, commercial, agricultural and many industrial and municipal settings. Treatment capacities in our standard units range from the modular 2,000-10,000 gallons per day (GPD) and 10,000-25,000 GPD standard compacts and 25,000 GPD up to 250,000 GPD in larger custom-built units. Some applications enable standard units used in tandem for average daily flows of up to 50,000 GPD.

Competitive Strengths

Marketing. The Company’s competitors in the mid-market decentralized water business tend to focus on sub-segments of the industry but fail to position their products as a practical solution in a variety of contexts. In contrast, the Company has positioned itself as a viable solution in a variety of residential, commercial and governmental contexts.

Materials. The Company utilizes high density polyethylene (“HDPE”) in constructing its water treatment products in contrast to competitors which use fiberglass, concrete, epoxy coated steel and rotomolded plastic. HDPE presents significant advantages related to reduced construction times, increased life span and transportability. Fiberglass construction is fragile, comes with high initial costs and is subject to UV destruction. Concrete and epoxy coated steel are durable but are extremely limited by shipping and transport issues. Rotomolded plastic offers faster construction times but is extremely limited in size. Typically, HDPE’s downfall is its higher development cost, however, the Company’s proprietary processes address this issue. Among its competitors, only the Company has a unique, patented materials solution which is superior to its competitors.

Patents. The Company’s chief engineer, Dan Early, holds critical patents, which are exclusively licensed to the Company, which allow the Company to utilize HDPE in its construction, and offer innovative wastewater treatment solutions.

The Company’s Competition

Competitive Analysis

The Company’s competitors fail to differentiate in terms of technology and marketing, subjecting them to macro-industry opportunities and threats. In contrast, the Company stands out in terms of technology, product, installation and marketing.

Patents and Intellectual Property

On June 25, 2018, Dan Early granted the Company a worldwide, exclusive, non-transferable license to intellectual property, which includes five issued U.S. patents, as well as design software, CAD files, marketing materials, and design and specification documents (collectively referred to as “Early IP”).

On May 20, 2020, the license was renewed for an additional ten years, with the possibility of three-year extensions. The renewal also granted the Company the rights to sublicense the Early IP, and, with approval, to establish ISO-compliant manufacturing joint ventures.

As part of the sale of MWS assets to WODI on April 14, 2023, the license to the Early IP was included. On 9 June 2023, Early signed a new, ten-year license agreement with WODI which assigned these rights to WODI and updated Early’s terms of compensation. On June 12, 2023, the May 20, 2020 license with OriginClear was cancelled by mutual agreement.

The Early IP consists of combined protection on the materials and configurations of complete packaged water treatment systems, built into containers. The patents consist of the following:

#	Description	Patent No.	Date Patent Issued	Expiration Date
1	Wastewater System & Method	US 8,372,274 B2 Applications: WIPO, Mexico	02/12/13	07/16/31
2	Steel Reinforced HDPE Rainwater Harvesting	US 8,561,633 B2	10/22/13	05/16/32
3	Wastewater Treatment System CIP	US 8,871,089 B2	10/28/14	05/07/32
4	Scum Removal System for Liquids	US 9,205,353 B2	12/08/15	02/19/34
5	Portable, Steel Reinforced HDPE Pump Station CIP	US 9,217,244 B2	12/22/15	10/20/31

On May 10, 2021, OCLN announced the filing of a patent application titled “System And Method For Water Treatment Incentive”, which utilizes blockchain technology and non-fungible tokens (NFT) to streamline the distribution of payments for outsourced water treatment and purification services, billed on a pay-per-gallon basis ahead of inflation.

As demand grows for localized, point-of-use or point-of-discharge water treatment solutions, the MWS licensed IP family has become the foundation for a portable, integrated, transportable, plug-and-play system. Unlike other packaged solutions, these systems can be manufactured in series, having a longer lifespan and are more environmentally friendly.

The common feature of this IP family is the use of Structural Reinforced ThermoPlastic, for the containers that offer several advantages:

●	Durability: An estimated life cycle of 75 to 100-year life years, compared to a few decades for metal and r 40 to 50 years for concrete.

●	Ease of Manufacture: The manufacturing process for these vessels can be automated.

●	Reliability: The materials are recyclable and can be made out of biomaterials.

Patent No. 8,372,274 specifically relates to the use of vessels or containers made from this material, combined with a configuration of functional modules or processes for general water treatment.

Although Patent Nos. 8,561,633 and 8,871,089 have expired, the Company believes they may be reinstated and in any case they are not considered core IP:

●	Patent No. 8,561,633 is a stormwater filtration patent not directly related to the MWS business model,

●	while Patent No. 8,871,089 is a Continuation-in-Part (CIP) of the original Patent No. 8,372,274.

The original patent, along with Patent No. 9,217,244, forms the basis of the current MWS business, so the status of the CIP is not considered material.

Government Regulation

We are subject to various laws, regulations, and permitting requirements of federal, state, and local authorities, related to health and safety, anti-corruption and export controls. The foregoing may include the U.S. Foreign Corrupt Practices Act of 1977, the U.S. Export Administration Regulations, Money Laundering Control Act of 1986 and any other equivalent or comparable laws of other countries. We believe that we are in material compliance with all such laws, regulations, and permitting requirements.

Employees and Human Capital Resources

As of the filing date, the Company, together with its operating companies, had 24 full-time employees. The Company has an arrangement with OCLN whereby OCLN provides operational and administrative services for the Company.

Facilities

The Company’s corporate headquarters are located at 13575 58th Street North, Suite 200, Clearwater, Florida 33760. The Company leases a production facility at 5225 W Houston Sherman, Texas, under a non-cancelable operating lease classified in accordance with ASC 842, Leases. The lease commenced on July 1, 2024, with a 61-month term. Under a Triple Net (NNN) arrangement, the Company is responsible for property taxes, insurance and maintenance costs.

Legal Proceedings

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of business activities or otherwise. From time to time, we may be involved in pending or threatened claims relating to contract disputes, employment, intellectual property and other matters that arise in the normal course of our business, which we do not deem to be material to the business.

Patents

WODI’s chief engineer, Dan Early, holds critical patents, which are exclusively licensed to WODI, which allow the Company to utilize HDPE in its construction, and offer innovative wastewater treatment solutions.

Employees

As of the date of this filing, the Company had 24 employees. The Company has an arrangement with OCLN whereby OCLN provides operational and administrative services for the Company.

The Offering

Securities offered	Units (1 share of Common Stock and 2 Warrants) Maximum of 10,000,000 Units at $2.50 per share(1).

Offering Amount	Total targeted proceeds is $75,000,000 from the sale of 10,000,000 Units at $2.50 per Unit and the exercise of 20,000,000 Units at $2.50 per share.

Warrants	200% warrant coverage; 3-year term; $2.50 exercise price, eligible for cashless option

Common Shares outstanding prior to this offering	14,144,835 shares(2)

Number of Common Shares issued previously in this offering	25,112(3)

Number of Common Shares following this offering Presuming all shares sold and all warrants issued.	$44,144,835

Use of proceeds	The net proceeds of a fully subscribed offering, after estimated total offering expenses and commissions will be used for general corporate SG&A and business purposes including professional services fees, fees to OCLN for supporting administrative functions, IT infrastructure, acquisitions, hiring of personnel, sales and marketing expenses and general working capital, acquisitions, and to provide debt financing to one or more project specific subsidiaries of the Company. The details of our plans are set forth in “Use of Proceeds.”

(1)	Estimated pre-offering valuation of $66,000,000 based on the Fairness Opinion dated October 24, 2023, and 2025 anticipated revenue. The Company may amend or withdraw this Offering in the future to reprice the Securities of Common Stock at any time as it deems necessary or appropriate.
(2)	Non-diluted. Does not include the rights to receive up to 10,131,471common shares related to certain restricted stock grant agreements.
(3)	Prior to this amendment, the Company issued 25,112 common shares. This amendment amends the securities being offered from common shares to Units (1 Common Share and 2 Warrants).

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	We are an early-stage company and have not yet generated any profits or significant revenues.

●	We may not be able to continue to operate the business if we are not successful in securing significant additional fundraising in a short timeframe and, as a result, we may not be able to continue as a going concern.

●	The Company relies on rolling closes of equity infusions for its financings which may pose a risk to having sufficient capital on hand at any point in time.

●	The Company has a limited operating history by which performance can be gauged.

●	The Company is subject to potential fluctuations in operating results.

●	The Company’s future operating results are difficult to predict and may be affected by a number of factors, many of which are outside of the Company’s control.

●	Unanticipated obstacles may hinder the execution of the Company’s business plan.

●	We have limited market acceptance of our services.

●	We cannot assure you that we will effectively manage our growth.

●	Our costs may grow more quickly than our revenues, harming our business and profitability.

●	We expect to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. Therefore, your ownership interest in the Company is likely to continue to be diluted and subordinated.

●	The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

●	If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished and our business may be adversely affected.

●	Our financial results will fluctuate in the future, which makes them difficult to predict.

●	We may face additional competition.

●	In connection with the audit of our financial statements for the period from inception to August 31, 2022, our independent auditor identified material weaknesses in our internal control over financial reporting related to certain corporate finance and accounting oversight, which were primarily the result of the lack of sufficient and competent accounting and finance resources. Our failure to implement and maintain effective internal control over financial reporting may in the future result in material misstatements in our financial statements, which has and could in the future require us to restate financial statements, cause investors to lose confidence in our reported financial information and could have an adverse effect on our ability to fundraise.

●	We realized a gross and net loss for each period since our inception to date, and there can be no assurances that the Company will become profitable in the future.

●	The Company is controlled by its OriginClear, Inc. (OCLN), which also provides all funding, sales and administrative resources.

●	Our results of operations may be negatively impacted by the coronavirus outbreak.

●	Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect our business, including pandemics similar to the novel COVID-19 outbreak.

●	The offering price for the Securities has been determined by the Company rather than any of the investors.

●	An investment in the Securities is not a diversified investment.

●	Subsequent offerings or potential recapitalizations of the Company’s capital stock below the offering price or on terms better than the Securities may adversely affect the market price of the Company’s capital stock and may make it difficult for the Company to continue to sell Units or other equity or debt securities.

●	The Company may apply the proceeds of this offering to uses for which you may disagree.

●	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

●	There is no current market for any of our shares of stock.

RISK FACTORS

The Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company’s current business plan.

In order to achieve the Company’s near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In order to satisfy the Company’s obligations as a public company, we will need to hire qualified accounting and financial personnel with appropriate public company experience.

As a public company, we will need to establish and maintain effective disclosure and financial controls and make changes in its corporate governance practices. We may need to hire additional accounting and financial personnel with appropriate public company experience and technical accounting knowledge, and it may be difficult to recruit and retain such personnel. Even if the Company is able to hire appropriate personnel, its existing operating expenses and operations will be impacted by the direct costs of their employment and the indirect consequences related to the diversion of management resources from research and development efforts.

The commercial and credit environment may adversely affect the Company’s access to capital.

We will need to continue to raise capital in order to execute our business plan. the Company’s ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for its products or in the solvency of its customers or suppliers or if there are other significantly unfavorable changes in economic conditions. Volatility in the world financial markets could increase borrowing costs or affect the Company’s ability to access the capital markets. Capital raised by us may have a dilutive impact on existing stockholders and if the Company is unable to raise additional capital on favorable terms, or at all, we may be unable to maintain its research and development activities or may be unable to grow its business, which could impact the Company’s operating results and gross margin adversely.

Wage increases and pressure in certain geographies may prevent us from sustaining the Company’s competitive advantage and may reduce its profit margin.

Measures are being taken in the United States and globally to increase minimum wages, and there is a shortage of skilled labor in certain locations leading to increased wage pressure. Similarly, with an increased global focus on environmental, social and corporate-governance concerns and sustainability, input costs have been steadily rising. Accordingly, we may need to increase the levels of labor compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and amount of labor that its business requires. To the extent that the Company is not able to control or share wage increases, wage increases may reduce its margins and cash flows, which could adversely affect its business.

The loss of one or more key members of the Company’s management team or personnel, or its failure to attract, integrate and retain additional personnel in the future, could harm its business and negatively affect its ability to successfully grow its business.

The Company is highly dependent upon the continued service and performance of the key members of the Company’s management team and other personnel. The loss of any of these individuals, each of whom is “at will” and may terminate his or her employment relationship with us at any time, could disrupt its operations and significantly delay or prevent the achievement of its business objectives. We believe that its future success will also depend in part on its continued ability to identify, hire, train and motivate qualified personnel. High demand exists for senior management and other key personnel (including technical, engineering, product, finance and sales personnel) in the infrastructure and manufacturing industry. A possible shortage of qualified individuals in the regions where we operate might require us to pay increased compensation to attract and retain key employees, thereby increasing its costs. In addition, we face intense competition for qualified individuals from numerous companies, many of whom have substantially greater financial and other resources and name recognition than us. We may be unable to attract and retain suitably qualified individuals who are capable of meeting its growing operational, managerial and other requirements, or we may be required to pay increased compensation in order to do so. For example, the Company’s failure to attract and retain shop floor employees may inhibit its ability to fulfill production orders for its customers. the Company’s failure to attract, hire, integrate and retain qualified personnel could impair its ability to achieve its business objectives.

All of the Company’s employees (which includes full time and part time employees and consultants) are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of its business and industry would be extremely difficult to replace. We generally enter into non-competition agreements with its employees and certain consultants. These agreements prohibit the Company’s employees and applicable consultants from competing directly with us or working for its competitors or customers while they work for us, and in some cases, for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which its employees and applicable consultants work and it may be difficult for us to restrict the Company’s competitors from benefiting from the expertise that the Company’s former employees or consultants developed while working for us. If we cannot demonstrate that its legally protectable interests will be harmed, we may be unable to prevent its competitors from benefiting from the expertise of its former employees or consultants and its ability to remain competitive may be diminished.

Risks Related to Government Regulations

Our business is subject to various laws and regulations and changes in such laws and regulations, or failure to comply with existing or future laws and regulations, could adversely affect our business.

Our business is subject to numerous and frequently changing federal, state and local laws and regulations. We routinely incur significant costs in complying with these regulations. The complexity of the regulatory environment in which we operate and the related cost of compliance are increasing due to additional legal and regulatory requirements, our expanding operation and increased enforcement efforts. Further, uncertainties exist regarding the future application of certain of these legal requirements to our business. New or existing laws, regulations and policies, liabilities arising thereunder and the related interpretations and enforcement practices, particularly those dealing with environmental protection and compliance, taxation, zoning and land use, workplace safety, public health, recurring debit and credit card charges, information security, consumer protection, and privacy and labor and employment, among others, or changes in existing laws, regulations, policies and the related interpretations and enforcement practices, particularly those governing the sale of products and consumer protection, may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase our cost of doing business. For example, we have to comply with recent new laws in some of the states in which we operate regarding recycling, waste, minimum wages, and sick time. In addition, we are subject to environmental laws pursuant to which we could be strictly liable for any contamination at our current or former locations, or at third-party waste disposal sites, regardless of our knowledge of or responsibility for such contamination.

Our operations are subject to certain environmental laws and regulations.

Our current and former operations are governed by federal, state and local laws and regulations, including environmental regulations. Certain business activities involve the handling, storage, transportation, import/export, recycling, or disposing of various new and used products and generate solid and hazardous wastes. These business activities are subject to stringent federal, regional, state and local laws, by-laws and regulations governing the storage and disposal of these products and wastes, the release of materials into the environment or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations upon our locations’ operations, including the acquisition of permits to conduct regulated activities, the imposition of restrictions on where or how to store and how to handle new products and to manage or dispose of used products and wastes, the incurrence of capital expenditures to limit or prevent releases of such material, the imposition of substantial liabilities for pollution resulting from our locations’ operations, and costs associated with workers’ compensation and similar health claims from employees.

Environmental laws and regulations have generally imposed further restrictions on our operations over time, which may result in significant additional costs to our business. Failure to comply with these laws, regulations, and permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial and corrective action obligations, and the issuance of injunctions limiting or preventing operation of our locations. Any adverse environmental impact on our locations, including, without limitation, the imposition of a penalty or injunction, or increased claims from employees, could materially and adversely affect our business and the results of our operations.

Environmental laws also impose liability for damages from and the costs of investigating and cleaning up sites of spills, disposals or other releases of hazardous materials. Such liability may be imposed, jointly and severally, on the current or former owners or operators of properties or parties that sent wastes to third-party disposal facilities, in each case without regard to fault or whether such persons knew of or caused the release. Moreover, neighboring landowners and other third parties may file claims for nuisance (including complaints involving noise and light), personal injury and property or natural resource damage allegedly caused by our operations and the release of petroleum hydrocarbons, hazardous substances or wastes into the environment. Although we are not presently aware of any such material liability related to our current or former locations or business operations, such liability could arise in the future and could materially and adversely affect our business and the results of our operations.

Government regulations, weather conditions and natural hazards may affect our business.

Climate change, drought, overuse of sources of water, the protection of threatened species or habitats or other factors may limit the availability of ground and surface water. Climate change and seasonal drought conditions may impact our access to water supplies, and drought conditions currently exist in several areas of the United States. Governmental restrictions on water use may also result in decreased access to water supplies, which may adversely affect our financial condition and results of operations. Water service interruptions due to severe weather events are also possible. These include winter storms and freezing conditions in colder climate locations, high wind conditions in areas known to experience tornados, earthquakes in areas known to experience seismic activity, high water conditions in areas located in or near designated flood plains, hurricanes and severe electrical storms also have the potential to impact our access to water.

Any interruption in our ability to access water could materially and adversely affect our financial condition and results of operations. Furthermore, losses from business interruptions or damage to our facilities might not be covered by our insurance policies and such losses may make it difficult for us to secure insurance in the future at acceptable rates.

Failure to protect or enforce our intellectual property could reduce or eliminate any competitive advantage and reduce our potential sales and profitability and the cost of protecting or enforcing our intellectual property may be significant.

Our long-term success depends on our ability to market innovative competitive products. We own a number of patents, trade secrets, copyrights, trademarks, trade names and other forms of intellectual property related to our products and services throughout the world and the operation of our business, which we rely on to distinguish our services and solutions from those of our competitors. Patents have a limited life and, in some cases, have expired or will expire in the near future. We also have non-exclusive rights to intellectual property owned by others in certain of our markets. For example, some of our products may include components that are manufactured by our competitors. Our intellectual property may be challenged, invalidated, stolen, circumvented, infringed or otherwise violated upon by third parties or we may be unable to maintain, renew or enter into new license agreements with third-party owners of intellectual property on reasonable terms, or at all. In addition, the global nature of our business increases the risk that our intellectual property may be subject to infringement, theft or other unauthorized use or disclosure by others. Our ability to protect and enforce intellectual property rights, including through litigation or other legal proceedings, also varies across jurisdictions and in some cases, our ability to protect our intellectual property rights by legal recourse or otherwise may be limited, particularly in countries where laws or enforcement practices are less protective than those in the United States. Our inability to obtain sufficient protection for our intellectual property, or to effectively maintain or enforce our intellectual property rights, could lead to reputational harm and/or adversely impact our competitive position, business, financial condition or results of operations.

Competitors and others may also initiate litigation or other proceedings to challenge the scope, validity or enforceability of our intellectual property or allege that we infringed, misappropriated or otherwise violated their intellectual property. Any litigation or proceedings to defend ourselves against allegations of infringement, misappropriation, or other violations of intellectual property rights, regardless of merit, could be costly, divert attention of management and may not ultimately be resolved in our favor. If we are unable to successfully defend against claims that we have infringed the intellectual property rights of others, we may be prevented from using certain intellectual property or offering certain products, or may be liable for substantial damages, which in turn could materially adversely affect our business, financial condition or results of operations. We may also be required to develop an alternative, non-infringing product that could be costly, time-consuming or impossible, or seek a license from a third party, which may not be available on terms that are favorable to us, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We rely on a limited number of suppliers for certain raw materials and supplied components. We may not be able to obtain sufficient raw materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms, which could impair our ability to fulfill our orders in a timely manner or increase our costs of production.

Our ability to manufacture is dependent upon sufficient availability of raw materials and supplied components, which we secure from a limited number of suppliers. Our reliance on suppliers to secure these raw materials and supplied components exposes us to volatility in the prices and availability of these materials. We may not be able to obtain sufficient supply of raw materials or supplied components, on favorable terms or at all, which could result in delays in manufacture of our spacecraft or increased costs.

Additionally, the imposition of tariffs on such raw materials or supplied components could have a material adverse effect on our operations. Prolonged disruptions in the supply of any of our key raw materials or components, difficulty qualifying new sources of supply, implementing use of replacement materials or new sources of supply or any volatility in prices could have a material adverse effect on our ability to operate in a cost-efficient, timely manner and could cause us to experience cancellations or delays of scheduled launches, customer cancellations or reductions in our prices and margins, any of which could harm our business, financial condition and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person’s absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Potential Risks Associated with Global Panemics

COVID-19. On March 11, 2020, the World Health Organization declared the current outbreak of a novel coronavirus disease 2019 (“COVID-19”) to be a global pandemic. The COVID-19 outbreak led (and may continue to lead) to disruptions in the global economy, including extreme volatility in the stock market and capital markets and severe disruptions in the global supply chain, capital markets and economies. Future outbreaks of similar pandemics could have a significant affect upon the Company, its business and its ability to continue as a going concern.

Financial projections require caution

Prospective investors are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective investors. Prospective investors should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective investors may wish to consult independent market professionals about the Company’s potential future performance.

Damage to our reputation could negatively impact our business, financial condition and results of operations

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is it’s impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to an applicable securities exemption. Although the Company is party to the Business Combination Agreement, there is no guarantee that the Business Combination will ever be completed and that the Company’s shares will be registered. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof exchange.

This Offering is not Registered.

The offerings of the Securities will not be registered with the SEC under the Securities Act or with the securities authorities of any state. The Securities are being offered in reliance on exemptions from the registration provisions of Regulation A of the Securities Act and state securities laws applicable to offers and sales to prospective Investors meeting the prospective investor suitability requirements set forth herein. If the Board or the Company fail to comply with the requirements of such exemptions, prospective purchasers may have the right to rescind their purchase of the Securities, as applicable.

There is no guarantee of a return on an Investor’s investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Memorandum and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public market for our Securities. Failure to develop or maintain a trading market could negatively affect the value of our Securities and make it difficult or impossible for you to sell your Securities.

Prior to this Offering, there has been no public market for our Securities and a public market for our Securities may not develop after completion of this offering. There is no guarantee that the Business Combination will be completed or that there will ever be a public market for the Securities. There can be no assurance as to the liquidity of any markets that may develop for our Securities, the ability of holders of Securities to sell their Securities, or the prices at which holders may be able to sell Securities.

Your percentage ownership in the Company may be diluted in the future.

Stockholders’ percentage ownership in the Company may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that the Combined Company will be granting to directors, officers and other employees. The Board has adopted an equity incentive plan subject to stockholder approval, for the benefit of certain of our current and future employees, service providers and non-employee directors.

From time-to-time, the Company may opportunistically evaluate and pursue acquisition opportunities, including acquisitions for which the consideration thereof may consist partially or entirely of newly-issued shares of Company common stock and, therefore, such transactions, if consummated, would dilute the voting power and/or reduce the value of our common stock.

An active, liquid trading market for the Company’s common stock may not develop, which may limit your ability to sell your shares.

The Company is currently a private company. An active trading market for the Company’s shares of common stock may never develop or be sustained following the consummation of the Business Combination. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither the Company nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of the Company’s common stock. An inactive market may also impair the Company’s ability to raise capital to continue to fund operations by issuing shares and may impair the Company’s ability to acquire other companies or technologies by using the Company’s shares as consideration.

The issuance of additional shares of common stock, preferred stock or convertible securities will likely dilute your ownership and could adversely affect the stock price.

From time to time in the future, the Company will likely issue additional shares of common stock, preferred stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. Additional shares of common stock may also be issued upon exercise of outstanding stock options and warrants to purchase common stock. The issuance by us of additional shares of common stock or securities convertible into common stock would dilute your ownership of the Company and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock. Subject to the satisfaction of vesting conditions and the expiration of lockup agreements, shares issuable upon exercise of options will be available for resale immediately in the public market without restriction.

Issuing additional shares of the Company’s capital stock, other equity securities, or securities convertible into equity would dilute the economic and voting rights of our existing stockholders, could reduce the market price of our common stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. The Company’s decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of the Company’s common stock bear the risk that the Company’s future offerings may reduce the market price of the Company’s common stock and dilute their percentage ownership.

There is a risk of a loss of your investments.

There is no assurance that the Company’s activities will be profitable or that your investment in the Preferred Securities will be profitable. You may lose all of your investment.

There is an absence of a merit review of this offering.

No state or federal authority has reviewed the accuracy or adequacy of the information contained herein nor has any regulatory authority made a merit review of the offering or the terms of the Securities. Therefore, you must judge for yourself the adequacies of the disclosures, the pricing and fairness of the terms of the offering. This offering is being made in reliance on an exemption from registration contained in the Act and the rules and regulations thereunder, and on similar exemptions from the qualification provisions of applicable state securities laws. You must also recognize that they do not necessarily have any of the protections afforded by applicable federal and state securities laws as may be provided in registered and/or qualified offerings and therefore must judge the fairness of the terms of this Subscription and the adequacy and accuracy of the Memorandum without the benefit of prior review by any regulatory agency.

No Representation of Investors.

Each of the Investors acknowledges and agrees that counsel for the Company does not represent and shall not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of the Investors in any respect.

No Broker Dealer.

Currently the Board has not engaged the services of a broker dealer and it is uncertain whether a broker dealer will be used for this Offering. Under federal securities laws, an independent broker-dealer is expected to take steps to ensure that the information contained in this Offering Circular is accurate and complete. The steps are typically taken by the “Managing Underwriter” or “Managing Dealer” who participates in the preparation of an offering memorandum. In addition, the Managing Dealer has certain duties related to an offering, including a duty to a prospective investor to ensure that an investment in a security is suitable for that prospective investor, a duty to conduct adequate due diligence with respect to the offering and a duty to comply with federal and state securities laws.

Although the Company has not engaged a Managing Dealer for this Offering, Clarity Partners, a business consulting firm and not a registered broker dealer, has performed an independent review and analysis of this Offering Circular. This offering will be conducted without a broker-dealer.

Forward-Looking Statements

This Offering Circular contains certain forward-looking statements regarding the plans and objectives of management for future operations, including plans and objectives relating to the development of the Company’s business. The forward-looking statements included herein are based on current expectations and assumptions that involve numerous risks and uncertainties. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. As a result, there can be no assurance that the forward-looking statements included in this Offering Circular will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other entity that the objectives and plans for the Company shall be achieved.

The foregoing list of risk factors does not purport to be complete and does not describe all of the risks relating to an investment in the Company. Some of the other risks of an investment in the Company are nor foreseen or fully discernible, understood or recognizable by the Company. Subscribers should read the Operating Agreement, this Agreement, these Risk Factors and consult with their own legal and financial advisers before investing in the Company.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS MEMORANDUM AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS OFFERING CURCULAR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

DILUTION

Dilution means a reduction in value, control, or earnings of the Securities the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the Securities are worth the same amount, and you paid more than earlier investors for your shares.

The following table presents the Company’s capitalization as of the date of this Offering Circular and compares the price that new investors are paying for their shares with the effective cash price paid by existing stockholders (which includes officers, directors, promoters or affiliated persons of the Company), assuming full conversion of preferred stock and full vesting and exercise of outstanding stock options.

This table is based on the assumption that the price per Unit/Common Share in this offering is $2.50. This method gives investors a better picture of what they will pay for their investment compared to the Company’s insiders.

In the past year, none of the Company’s officers, directors, promoters or affiliated persons have acquired any shares of Common or Preferred Stock of the Company.

INCLUDING ALL ISSUED (NON-FORFEITED) OPTIONS AND SHARES:

	Shares	Potential Common Shares	Total Issued and Potential Common Shares	Effective Cash Price per Share at Issuance or Potential Conversion
Common Stock(1)(2)((3)(4)	14,144,835	14,144,835	14,144,835	$5.00
Series A Preferred Stock(5)	6,262,813	6,262,813	6,262,813	$0.16
Series B Preferred Stock(6)	-	-	-	-
Series C Preferred Stock(7)	1,000	-	-	-
Shares offered in this offering, assuming $75 million raised(8)	30,000,000	30,000,000	30,000,000	$2.50

Total after inclusion of this offering (as converted)	50,408,648

*	Issued and outstanding as of the date of this filing
(1)	Includes 12,171,067 common shares owned by OriginClear, Inc.
(2)	Includes 2,173,425 common shares issued in exchange for the contribution of cash and services
(3)	Includes 25,112 common shares sold in this offering previously.
(4)	Includes up to 6,500,000 shares granted to certain executives under Restricted Share Grant Agreements.
(5)	Convertible into common shares at a rate of 1:1
(6)	Convertible into common shares at a rate of 1:1
(7)	Non-convertible shares issued to and owned solely by T. Riggs Eckelberry, Chief Executive Officer.
(8)	Includes up to 10,000,00 Shares of Common Stock offered pursuant to this Offering and Warrants to purchase up to 20,000,000 common shares.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the Company. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

USE OF PROCEEDS

The net proceeds of a fully subscribed $75,000,000 offering (10,000,000 Units at $2.50 per Unit and the exercise of 20,000,000 warrants at $2.50 per share), after estimated total offering expenses and commissions of $187,500 will be approximately $74,812,500. Water On Demand plans to use these proceeds as follows:

Use of Proceeds	25% Funded ($18.75M)		50% Funded ($37.5M)
Water on Demand Financings and Acquisitions	$4,658,063	24.8%	$9,316,125	24.8%
Offering Expenses & Commissions(1)	2,250,000	12.0%	4,500,000	12.0%
Project Specific Debt Financings	9,315,625	49.7%	18,631,250	49.7%
General corporate SG&A and business purposes(2)	2,526,312	13.5%	5,052,625	13.5%
TOTAL	$18,750,000	100.0%	$37,500,000	100.0%

Use of Proceeds	75% Funded ($56.25M)		100% Funded ($75M)
Water on Demand Financings and Acquisitions	$13,974,188	24.8%	$18,632,250	24.8%
Offering Expenses & Commissions(1)	6,750,000	12.0%	9,000,000	12.0%
Project Specific Debt Financings	27,946,875	49.7%	37,262,500	49.7%
General corporate SG&A and business purposes(2)	7,578,937	13.5%	10,105,250	13.5%
TOTAL	$56,250,000	100.0%	$75,000,000	100.0%

(1)	Offering expenses and commissions include fees, offering marketing expenses, audit fees, legal fees, escrow agent fees, transactional costs and investor relations expense.
(2)	General corporate, SG&A and business purpose include - professional service fees, fees to OCLN for supporting administrative functions, IT infrastructure, hiring of personnel, sales and marketing expense and general working capital.

Because the offering is a “best efforts” offering without a required minimum offering amount, we may close the offering without sufficient funds for all the intended purposes set out above. There is no arrangement to return funds to subscribers if all of the securities offered are not sold.

The Company reserves the right to change the above use of proceeds without notice if management believes it is in the best interests of the Company.

THE COMPANY’S BUSINESS

Progressive Water Treatment WT

PWT, based in Sherman, Texas, designs, builds, and services a broad range of industrial water treatment solutions. It seeks to provide a comprehensive, end-to-end offering that addresses the increasing corporate demand for outsourced water treatment.

PWT designs and manufactures turnkey water treatment systems for municipal, industrial and pure water applications. Its competitive advantages lie in 25-years’ experience that enables depth of understanding each customer’s needs and employing multiple technologies – such as chemical injection, media filtration, membranes, ion exchange, and supervisory control and data acquisition (“SCADA”) systems – to deliver complete, customized solutions.

In addition to system design and manufacturing, PWT offers ongoing services that include maintenance contracts, retrofits, and replacement support. The Company also rents equipment under contracts of varying terms.

Modular Water Systems

In 2018, OCLN launched Modular Water Systems (“MWS”), a leader in onsite, prefabricated wastewater treatment systems made with sophisticated materials that can last decades. MWS offers modular wastewater treatment products designed for commercial development, RV parks and campgrounds, residential development, schools and institutions, hotels and resorts and various other applications. MWS’s modular water treatment systems are factory assembled before shipment and on-site installation. MWS’s pre-fabrication strategy significantly simplifies and expedites final installation.

With PWT and other companies as fabricators and assemblers, MWS designs, manufactures and delivers prefabricated water transport (pump and lift stations) under the EveraMOD™ brand; and wastewater treatment plant (“WWTP”) products under the EveraSKID™ and EveraTREAT™ brands to customers and end-users which are required to clean their own wastewater, such as schools, small communities, institutional facilities, real estate developments, factories, and industrial parks.

MWS’s modular systems utilize the latest advancements in wastewater technology including fixed film biological treatment, membrane bioreactor filtration and real-time remote monitoring and control systems. MWS systems utilize high quality Structurally Reinforced ThermoPlastics (SRTP), which offers significant advantages over other treatment systems, including longevity and transportability.

In April 2023, OCLN sold all of the assets and intellectual property associated with MWS to WODI NV and as a result, MWS became a business division of WODI NV.

On August 12, 2022, MWS announced the inaugural delivery and installation of its pre-engineered EveraBOX™ to implement a low-risk Liquid Ammonium Sulfate (LAS) disinfectant system for Pennsylvania’s Beaver Falls Municipal Water Authority (BFMA). Typical of MWS products, EveraBOX is manufactured using inexpensive, long-lasting High-Density Polyethylene (HDPE) or Polypropylene (PP) materials. These are also classified as Structural Reinforced Thermoplastic Pipe (SRTP). These materials have proven to be less affected by supply chain issues currently impacting metal and fiberglass construction.

On January 10, 2024, OCLN and Buda, Texas-based Plastic Welding and Fabrication, Ltd. (PWF) jointly announced a Memorandum of Understanding (MOU) for a strategic partnership between OriginClear’s subsidiary, Water On Demand, Inc., and PWF.

PWF is already a key fabricator of highly durable, patent-based enclosures for Modular Water Systems (MWS), the technology division of Water on Demand that designs and develops highly scalable systems for self-contained water treatment and transportation. The MOU enhances the strategic relationship and enables MWS to build its complete water systems right where the enclosures are manufactured, for maximum efficiency and speed.

Additionally, Water on Demand and PWF signed a Letter of Intent (LOI) which provides a framework for negotiating a definitive agreement for WODI to acquire PWF and, if executed, would establish the first in-house manufacturing facility for the Modular Water Systems division. The acquisition is expected to be accretive. The parties caution that talks are in an early stage and may not succeed.

On March 26, 2024, OCLN announced the signing of a Memorandum of Understanding (MOU) between MWS and Enviromaintenance of Georgetown, TX to collaborate on sales of standardized systems in the Greater Central Texas Region, from Waco to San Antonio. Enviromaintenance is a leading provider of large community scale-on-site wastewater treatment and disposal systems, with a significant market presence in the Mobile Home Park (MHP) industry in the greater Austin area. The Company plans to recommend MWS’s fully integrated, modular wastewater treatment systems to MHPs, thereby providing mobile home park owners an affordable, reliable and efficient way to treat their wastewater.

Water on Demand

In 2023, OCLN launched WODI NV to offer private businesses the opportunity to outsource and finance water treatment and purification services on a per-gallon basis while gaining independence from traditional, centralized private water infrastructure. WODI NV’s value proposition is that by outsourcing water treatment and purification, private businesses can gain the water security of a private, decentralized infrastructure while avoiding the capital, technological and administrative burden required to design, finance, build, operate and maintain a water treatment solution. WODI NV uses a DBOO model for its pay-as-you-go water solutions for private businesses. WODI NV’s products include financing lines and pay-as-you-go financing for water solutions.

Combined Companies

As of this reporting period, Water on Demand, MWS and WODI NV have been consolidated under the Company, with OCLN being the largest single shareholder of the combined companies. The combined companies have complementary offerings that create meaningful synergies with the goal of allowing the Company to emerge as a leader in offering end-to-end outsourced water treatment services.

Reducing Risk through Outsourcing

Inflation of water rates greatly exceeds core inflation, creating a risk for managers of businesses served by municipalities. We believe this creates an incentive for self-treatment; but these businesses may lack the capital for large water plant expenditures, and the in-house expertise to manage them. Outsourcing through Water on Demand means that these companies do not have to worry about financing or managing the project.

As an example, in information technology sector, a limited number of companies operate their own server in-house powering their website. Rather, such servers are typically managed by professionals through a service level agreement. We believe this same concept can be applied towards water treatment, using outsourced water treatment solutions whereby the vendor retains ownership of the equipment. This concept is expanded to “Own and Operate”, an extension of the basic “Design and Build”, for a full offering known as “Design Build Own and Operate” or “DBOO”, which is very similar to the solar energy programs known as Power Purchase Agreements (PPAs).

Under such a plan, a business can outsource its wastewater treatment and avoid significant capital expenses and management responsibilities which can be a distraction from their core business.

We believe this is financially and operationally attractive to industrial, agricultural and commercial water users and can potentially drive additional revenue streams for OriginClear by providing water treatment as a service.

Market Opportunity

Globally, only about 20% of all sewage and 30% of all industrial wastewater undergo treatment or recycling, while approximately 35% of clean water is lost through leakage. Halving this loss could provide clean water to an additional 100 million people. This urgent challenge also presents a significant opportunity.

We believe businesses can no longer depend solely on large, centralized water utilities. Increasingly, commercial and industrial users are taking responsibility for their own water treatment and recycling. By installing on-site systems, these businesses secure a tangible asset that can increase property value, improve water quality, and lower costs – particularly when treated water is reused.

In our view, companies that invest in on-site water treatment are quietly establishing ‘decentralized water wealth’ for themselves while benefiting their communities. Notable, ESG criteria – which guide roughly one-quarter of all professionally managed investments worldwide – specifically consider how effectively corporations manage their water resources.

As aging infrastructure continues to fail and as the cost of new and replacement infrastructure escalates, we believe engineers and end-users will seek methods that make water and wastewater systems less expensive to deploy, own and operate. We expect the industry to place increasing emphasis on materials and delivery models designed for longer intervals between replacements, contributing to more cost-effective and sustainable solutions.

Competition

At the moment, we are not aware of any direct competitors in the pay as you go water treatment services that have viable commercial products, at the same scale as Water On Demand with l paying customers.

Employees

As of March 3rd, 2025, we had 24 full-time employees working for the Company. The Company has an arrangement with OriginClear, Inc. whereby OriginClear provides operational and administrative services for the Company.

Ligation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of business activities or otherwise. From time to time, we may be involved in pending or threatened claims relating to contract disputes, employment, intellectual property and other matters that arise in the normal course of our business, which we do not deem to be material to the business.

The Company’s Property

The Company is co-located with OCLN at its headquarters at 13575 58th Street North, Suite 200, Clearwater, FL 33760-3739 for a cost of $0 per month.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2023, December 31, 2024 and June 30, 2024.

Water on Demand, Inc. (Texas)(Formerly Progressive Water Treatment, Inc.)

Critical Accounting Policies

The SEC defines “critical accounting policies” as those requiring management’s most challenging, subjective or complex judgments, often involving estimates of inherently uncertain matters that may change over time.

While not all accounting policies involve such judgements or estimates, the following policies meet the SEC’s definition of critical accounting policy.

Revenue Recognition

We recognize revenue when services are performed, and at the time of shipment of products, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable, and collection of the related receivable is reasonably assured.

Revenues and related costs on construction contracts are recognized as the performance obligations for work are satisfied over time in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, revenue and associated profit will be recognized as the customer obtains control of the goods and services promised in the contract (i.e., performance obligations). All un-allocable indirect costs and corporate general and administrative costs are charged to the periods as incurred. However, in the event a loss on a contract is foreseen, the Company will recognize the loss as it is determined. Revisions in cost and profit estimates during the course of the contract are reflected in the accounting period in which the facts for the revisions become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to costs and income, which are recognized in the period the revisions are determined

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include estimates used to review the Company’s goodwill, impairments and estimations of long-lived assets, revenue recognition on percentage of completion type contracts, allowances for uncollectible accounts, inventory valuation, valuations of non-cash capital stock issuances and the valuation allowance on deferred tax assets. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Fair Value of Financial Instruments

Fair value of financial instruments requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of December 31, 2023 and 2022 and the six months ended June 30,2024, the amounts reported for cash, prepaid expenses, accounts payable and accrued expenses approximate the fair value because of their short maturities.

Results of Operations

The Company consists of three business units formed by OriginClear, Inc., PWT, MWS and WODI NV. These combined entities provide complementary services, creating operational synergies aimed at establishing the Company as a leader in end-to-end outsourced water treatment solutions.

The Company designs and manufactures a complete line of water treatment systems for municipal, industrial and pure water applications. Its uniqueness is its ability to gain an in-depth understanding of customers’ needs and then to design and build an integrated water treatment system using multiple technologies to provide a complete solution for its customers. the Company utilizes a wide range of technologies, including chemical injection, media filters, membrane, ion exchange and SCADA (supervisory control and data acquisition) technology in turnkey systems. The Company also offers a broad range of services including maintenance contracts, retrofits and replacement assistance. In addition, the Company rents equipment in contracts of varying duration. Customers are primarily served in the United States and Canada, with the Company’s reach extending worldwide from Siberia to Argentina to the Middle East.

In 2018, OCLN launched MWS, a leader in onsite, pre-fabricated wastewater treatment systems made with sophisticated materials that can last decades. MWS offers modular wastewater treatment products designed for commercial development, RV parks and campgrounds, residential development, schools and institutions, hotels and resorts and various other applications. MWS’s modular water treatment systems are factory assembled before shipment and on-site installation. MWS’s pre-fabrication strategy significantly simplifies and expedites final installation.

MWS’s modular systems utilize the latest advancements in wastewater technology including fixed film biological treatment, membrane bioreactor filtration and real-time remote monitoring and control systems. MWS systems utilize high quality Structurally Reinforced ThermoPlastics (SRTP), which offers significant advantages over other treatment systems, including longevity and transportability.

In 2023, OCLN launched WODI NV to offer private businesses the opportunity to outsource and finance water treatment and purification services on a per-gallon basis while gaining independence from traditional, centralized private water infrastructure. WODI NV’s value proposition is that by outsourcing water treatment and purification, private businesses can gain the water security of a private, decentralized infrastructure while avoiding the capital, technological and administrative burden required to design, finance, build, operate and maintain a water treatment solution. WODI NV uses a Design-Build-Own-Operate model for its pay-as-you-go water solutions for private businesses.

We are incurring expenses in connection with the operation of the business.

	Year Ended December 31,		Six Months Ended, June 30
	2023	2022	2024	2023
Revenue	6,681,886	10,350,281	2,604,196	3,823,932
Cost of goods sold	6,055,365	8,890,837	2,332,346	3,513,086
Operating expenses	1,847,793	1,355,060	673,455	603,236

(Loss) income	$(1,221,272)	$104,384	$(401,605)	$(292,390)

Other income (expense)	(18,341,253)	(430,994)	(4,737,764)	(8,979,157)

Net loss	$(19,562,525)	$(326,610)	$(5,139,369)	$(9,271,547)

Revenue and Cost of Sales

For the six months ended June 30, 2024, revenue was $2,604,196, compared to $3,823,932 for the same period in 2023, representing a decrease of $1,219,736 (31.9%). The decline was due to shifts in customer demand, changes in product mix, and other operational factors.

Cost of goods sold for the six months ended June 30, 2024, was $2,332,346, compared to $3,513,086 in 2023, reflecting a decrease of $1,180,740 (33.6%). The decrease was driven by lower production costs in line with reduced revenue, as well as operational efficiencies and cost management efforts.

Revenue for the year ended December 31, 2023, and 2022 was $6,681,886 and $10,350,281, respectively, representing a decrease of $3,668,395 (35.4%). This decrease was primarily due to the completion of a large contract in 2022 which resulted in higher income for that year. In 2023, the volume of contracts executed was lower, contributing to the decline in revenue. The higher revenue in 2022 was also driven by an increased number of contracts acquired and executed in that period.

The cost of goods sold for the year ended December 31, 2023, was $6,055,365, a decrease of $2,835,472 (31.9%) from $8,890,837 for the year ended December 31, 2022. The decrease was the result of decreased revenue as a result of fewer projects in 2023 compared to 2022 and consequently a decrease in cost of goods sold.

Operating Expenses

Operating expenses for the six months ended June 30, 2024 were $673,455 compared to $603,236 for the same period in 2023, reflecting an increase of $70,219 (11.6%). The increase was driven by higher administrative costs, expanded business operations, and investments in sales and marketing efforts. While operating expenses rose, the Company continue to focus on cost control measures to optimize efficiency and manage expenses in alignment with revenue trends.

Operating Expenses for the years ended December 31, 2023, and 2022, were $1,847,793 and $1,355,060, respectively. The $492,733 increase was the result of an increase of selling and marketing expenses in the amount of $73,101 and an increase of general administrative costs of $419,632 which included an increase in legal, accounting and compliance expenses primarily related to the business combination and registration process.

Other Income (expense)

Other expenses for the six months ended June 30, 2024, were $(4,737,764), compared to $(8,979,157) for the same period in 2023, representing a decrease of $4,241,393 (47.2%). The decrease was driven by lower non-cash expenses related to the conversion and settlement value added to note purchase agreements, which declined from $(6,037,589) in 2023 to $(1,297,000) in 2024.

Impairment of receivable from SPAC decreased from $(2,600,985) in 2023 to $(1,128,000) in 2024, contributing to the overall reduction in other expenses. However, this was partially offset by a $(1,273,680) loss upon deconsolidation recorded in 2024, which was not present in the prior year.

Net Income (Loss)

Net loss for the six months ended June 30, 2024, was $(5,139,369), compared to $(9,271,547) for the same period in 2023. The $4,132,178 reduction in net loss is driven by a significant decrease in other expenses, including lower impairment charges, reduced non-cash settlement costs, and improved operational efficiency. While revenue declined year-over-year, disciplined cost management efforts helped offset the impact, contributing to the overall improvement in net loss.

While revenue declined year-over-year, disciplined cost management efforts helped offset the impact, contributing to the overall improvement in net loss. The Company continues to focus on optimizing financial performance through strategic cost control and operational efficiencies.

For the year ended December 31, 2023, net loss of $19,562,525, compared to a net loss of $326,610 for the year ended December 31, 2022, representing an increase in net loss of $19,235,915. This increase was primarily due to a decrease in revenue of $3,668,395 (35.4%) resulting from fewer contracts executed in 2023, an increase in operating expenses of $492,733 compared to 2022, and a significant increase in other expenses of $17,910,259. The increase in other expenses was largely attributable to the impairment of receivables related to SPAC and related party balances, which reflected fair value adjustments of the subsidiary’s assets and liabilities at the time of deconsolidation from OCLN. Additionally, conversion and settlement costs associated with note purchase agreements, coupled with the lack of repayment on outstanding related party receivables, contributed to the overall increase in expenses.

As of December 31, 2023, total assets of $2,742,167, consisting of $374,191 in cash, $1,509,504 in contracts receivable, $455,102 in contract assets, $3,370 in net property and equipment, and $400,000 in SPAC Class B common shares. Total liabilities amounted to $21,844,957, including $1,335,210 in accounts payable, $1,103,158 in accrued expenses, $1,346,366 in contract liabilities, $13,600 in tax liabilities, $143,503 in customer deposits, $20,000 in warranty reserves, $178,808 for a line of credit, $864,528 due to related parties, and $16,729,089 in convertible promissory notes. The increase in total liabilities from December 31, 2022, was primarily due to the issuance of additional convertible promissory notes and increased accrued expenses related to the business combination process and other operational costs.

As of December 31, 2022, total assets of $5,262,287 and total liabilities of $5,764,170. The significant decrease in total assets by $2,520,120 (47.9%) from December 31, 2022, to December 31, 2023, was primarily due to reductions in contracts receivable and contract assets, reflecting slower project acquisition and completion rates. The increase in liabilities by $16,080,787 (279%) was primarily attributable to additional borrowings and higher accrued expenses associated with restructuring and operational activities.

Net cash used in operating activities was $3,747,544 for the year ended December 31, 2023, compared to net cash provided by operating activities of $300,001 for the year ended December 31, 2022. This significant increase in cash outflows reflects higher operating costs related to the business combination and restructuring efforts. The increased outflows were driven by integration challenges and efforts to address operational inefficiencies.

As of December 31, 2023, working capital deficit of $19,506,160 and an accumulated deficit of $20,089,408, compared to a working capital deficit of $909,269 and an accumulated deficit of $588,318 as of December 31, 2022. These deficits, combined with ongoing operational challenges, raise substantial doubt about the Company’s ability to continue as a going concern. The increase in the working capital and accumulated deficits is primarily due to increased borrowings, higher operating expenses, and significant impairment charges.

Our independent auditors have expressed substantial doubt about the Company’s ability to continue as a going concern in their report on the audited financial statements for the years ended December 31, 2023, and 2022. Continuation as a going concern depends on securing additional funding. During 2023 and the first half of 2024, the Company obtained funds from investors and is actively pursuing financing alternatives to support ongoing operations. Management believes that continued funding from current and new investors will provide the necessary capital for medium- to long-term sustainability.

The Company estimates that a minimum of $2,500,000 in additional capital is required over the next twelve months to support planned operations. Available capital includes cash on hand and receivables. Depending on available resources, adjustments to the business plan may be necessary, including changes to capital expenditures, acquisitions, and business expansion efforts.

There is no guarantee that the required funding will be available in sufficient amounts or on favorable terms. Management anticipates that contributions from existing shareholders, prospective investors, and future revenue streams will provide the cash needed to meet obligations and advance core business operations.

To mitigate these risks, the Company is exploring alternative financing options, including issuing additional equity or debt securities, securing credit facilities, and forming strategic partnerships or collaborations to provide additional funding or reduce costs. These measures are subject to market conditions and investor willingness to support the Company’s initiatives.

Cash Flow

The table below, for the periods indicated, provides selected cash flow information:

	December 31,
	2023	2022
Net cash (used in) provided by operating activities	(3,747,544)	300,001
Net cash used in investing activities	(3,979,985)	(1,137,267)
Net cash provided by financing activities	7,537,603	1,304,631
Net increase (decrease) in cash and cash equivalents	(189,927)	$467,365

At December 31, 2023, we had cash of $374,191 and $564,118 as of December 31, 2022.

During the year ended December 31, 2023, we raised an aggregate of $7,537,603 in convertible secured promissory notes and issuance of common stock as compared to $1,304,631 for the year ended December 31, 2022. Our ability to continue as a going concern is dependent upon raising capital from financing transactions and future revenue, however, there cannot be any assurance that we will be able to raise additional capital from financing.

Net cash used in operating activities was $(3,747,544) for the year ended December 31, 2023 as compared to net cash provided by operating activities of $300,001 for the year ended December 31, 2022.

Net cash used in investing activities for the year ended December 31, 2023 was $(3,979,985) as compared to ($1,137,267) for the year ended December 31, 2022.

Net cash provided by financing activities was $7,537,603 for the year ended December 31, 2023 as compared to $1,304,631 for the year ended December 31, 2022.

The table below, for the periods indicated, provides selected cash flow information:

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
Net cash used in operating activities	$(1,332,087)	$(2,437,273)
Net cash used in investing activities	(1,128,000)	(2,600,985)
Net cash provided by financing activities	2,288,540	5,582,494
Net increase in cash and cash equivalents	(171,547)	544,236

At June 30, 2024, we had cash of $202,644 and $374,191 at December 31, 2023.

During the six months ended June 30, 2024, net cash used in operating activities was $(1,332,087), compared to $(2,437,273) in 2023. The reduction in cash outflows was primarily driven by a lower net loss of $(5,139,369) in 2024, compared to $(9,271,547) in 2023, partially offset by working capital changes. Key adjustments included the $1,273,680 loss upon deconsolidation recorded in 2024 and a $4,740,589 decrease in non-cash conversion and settlement value losses related to note purchase agreements.

Investing activities used $(1,128,000) for the six months ended June 30, 2024, primarily for SPAC notes payable, compared to $(2,600,985) in 2023 due to lower issuance of convertible secured promissory notes.

Financing activities provided $2,288,540 for the six months ended June 30, 2024, down from $5,582,494 in 2023, due to lower issuance of convertible secured promissory notes.

Although our proceeds from the issuance of convertible debt together with revenue from operations are currently sufficient to fund our operating expenses in the near future, we will need to raise additional funds in the future so that we can expand our operations and complete the business combination. Therefore, our future operations are dependent on our ability to secure additional financing. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, a downturn in the U.S. equity and debt markets could make it more difficult to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Furthermore, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. The inability to obtain additional capital may restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we may have to curtail our marketing and development plans and possibly cease our operations.

We have estimated our current average burn and believe that we have assets to ensure that we can function without liquidation for a limited time, due to our cash on hand, future revenue, and our ability to raise money from our investor base. Based on the aforesaid, we believe we have the ability to continue our operations for the immediate future and will be able to realize assets and discharge liabilities in the normal course of operations. However, there cannot be any assurance that any of the aforementioned assumptions will come to fruition and as such we may only be able to function for a short time.

Common Control Transactions

The financial statements presented are based on common control accounting per Financial Accounting Standards Boards (“FASB”) Accounting Standards Codification (“ASC”) 805 as the Company’s Executive Officer, T. Riggs Eckelberry, has a controlling financial interest in both the Company and PWT and therefore, the Company. Mr. Eckelberry holds 1,000 shares of Series C preferred stock of OriginClear, Inc. which entitles Mr. Eckelberry 51% of the total voting power of OriginClear, Inc. stockholders. As of June 30, 2024, OriginClear, Inc. owned 90% of the Company. OriginClear, Inc. provides operational, management and administrative services to the Company including its Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, full-time employees and consultants.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities that would be considered off-balance sheet arrangements as of June 30, 2024 and December 31, 2023. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

As of June 30, 2024, the Company had an aggregate of $20,068,589 in convertible promissory notes classified as short-term liabilities. This amount is strictly related to the convertible NPA loans and does not include the promissory notes payable to related parties. An additional $680,986 in promissory notes payable to related parties is reflected in the combined financial statements.

Fair Value of Financial Instruments

ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of us. Unobservable inputs reflect our assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

●	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

●	Level 2 – Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

●	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of our assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Income Taxes

We account for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

We recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits, and no amounts accrued for interest and penalties as of December 31, 2023 and 2022. We are currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

We have identified the United States as its only “major” tax jurisdiction.

We may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. Our management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

We comply with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, we first considered the undistributed income (loss) allocable to both the redeemable common stock and non-redeemable common stock and the undistributed income (loss) is calculated using the total net loss less any dividends paid. We then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable common stock. Any remeasurement of the accretion to redemption value of the common stock subject to possible redemption was considered to be dividends paid to the public stockholders.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40).” The amendment in this ASU is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles (GAAP) for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the Board decided to reduce the number of accounting models for convertible debt instruments and convertible preferred stock per this ASU. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with prior GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this ASU are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Board specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. We have not early adopted the ASU and it will become effective for us on January 1, 2024 as we are an emerging growth company. We believe the adoption of this ASU would not have a material effect on our financial statements.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

Recent Trends

Our primary goal remains meeting client demands for additional orders of our technology and ensuring consistent performance in the field. The Company is focused on scaling its business to meet incoming orders. Increasing demand, along with media coverage in the United States, has driven and continues to drive an increase in orders and client inquiries.

Sales trends for the periods ended June 30, 2024 and December 31, 2023 showed demand across all of Water On Demand’s product service lines. The sales pipeline continues to grow and is strong, though similar to many business-to-business transactions, the enterprise sales cycle is extremely lengthy. Although we have executed contracts in less than 30 days, notionally these negotiations can range up to several years, taking into account the customer’s budget, finance, legal, facilities and other reviews. The sales process for this brand-new offering type requires significant streamlining and improvements, and we are taking steps to ensure our sales processes are robust, repeatable, and can enable our products to move through the sales pipeline quicker.

Transactions With Related Persons And Conflicts Of Interest

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer’s last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer’s outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

As of the date of this Memorandum, the Company has not conducted any transactions with any related persons.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

The Company’s directors and executive officers are as follows as of the Record Date:

Name	Age	Position
T. Riggs Eckelberry	73	Chief Executive Officer, Chairman of the Board of Directors, Secretary, Treasurer, and President
Prasad Tare	50	Chief Financial Officer
James Woloszyn	49	Chief Operating Officer
Byron Elton	71	Director
Jean-Louis Kindler	63	Director
Stephen Hall	48	Director

Riggs Eckelberry; Co-Founder, Chairman and CEO. Mr. Eckelberry has served as OCLN’s Chief Executive Officer, Chairman, Secretary, Treasurer, and President since OCLN was acquired in October 2015. As co-founder, Mr. Eckelberry brings his veteran technology management skills to the Blue Technology sector. Prior to joining OCLN, Mr. Eckelberry served as President and COO of CyberDefender Corporation from 2005 to 2006, where he was instrumental in building the Company and its innovative product line, helping to achieve initial funding and a NASDAQ IPO. From 2001 to mid-2005, he served as founder and President of TechTransform, a technology consulting firm. From 2003 to 2004, he served as a marketing consultant where he was a key member of the team that commercialized YellowPages.com, resulting in its sale for $100 million to SBC/BellSouth. In 2003, Mr. Eckelberry served as the U.S. General Manager of Panda Software. During the high-tech boom of the 1990s, he was responsible for the global brand success of the software product, CleanSweep; as Chief Operating Officer of MicroHouse Technologies, he helped to achieve a successful sale of the Company to Earthweb; and he was a key member of the team that sale of venture-backed TriVida to what is now a division of ValueClick.

Ken Berenger; Co-Chairman, Executive Vice President. Mr. Berenger joined OriginClear in 2018 and currently serves as Co-Chairman of Water on Demand, Inc. while continuing his role as Executive Vice President of OriginClear, Inc. He brings over twenty-five years of experience in banking, investment, consulting, sales force training, and corporate finance, with expertise spanning public markets, private debt and equity, consumer debt counseling and resolution, and real estate financing. .

Earlier in his career, Mr. Berenger worked extensively with distressed homeowners and legal professionals during the 2008 foreclosure crisis, providing financial solutions and advisory services.

He holds an Emeritus Credential in Fintech Revolution: Transformative Financial Services and Strategies from the Wharton School of the University of Pennsylvania.

Prasad Tare; Chief Financial Officer. Prasad Tare has served as the Chief Financial Officer of OriginClear since June 2021. From March 2019 to April 2021, he was the Chief Financial Officer of Vertical Global Investments LLC, a private investment group. Prior to that, he was a Director at CBIZ Risk Advisory Services, a national public accounting and consulting firm, from 2016 to 2019, a Manager at RSM US LLP from 2013 to 2016 and a Senior Manager at EisnerAmper from 2004 to 2013.

James Woloszyn; Chief Operating Officer. James is an experienced operations executive with a track record of leading large-scale business transformations across multiple industries. He has held senior leadership roles at global corporations, including Boeing, HP, HPE and Northwestern Mutual, where he specialized in optimizing operations, implementing best practices, and driving financial and strategic growth.

Before joining Water on Demand in January 2025, James served as President and General Manager of Blackbird Vineyards, where he led a successful turnaround, improving profitability, increasing revenue, and restructuring activities for long-term stability. He also held the role of Vice President, HR Strategy, Finance, and Organizational Excellent at Northwestern Mutual, where he developed enterprise-wide strategies and operational frameworks to enhance efficient and performance. Additionally, he was Vice President, Global Customer Advocacy at Hewlett Packard Enterprise, where he played a key role in customer engagement and strategic initiatives.

James holds a Bachelor of Science degree in Genetics and Advanced Biology from the University of Witwatersand. He also completed studies in Business Administration at the Segal School of Business, Simon Fraser University from 20025 to 2008 and earned a Diploma in Management in Advanced Technology from Simon Fraser University in 2003.

AJ Fikejs; Vice President of Marketing. AJ Fikejs joined OriginClear in November 2023 as Vice President of Marketing. From October 2022 to November 2023, Mr. Fikejs was a Product Manager at Nielsen Holdings. Prior to that he was a Product Owner at Philips Respironics from July 2015 to October 2022. Mr. Fikejs holds a BS in Business Administration from Westminster College and an MBA from Chatham University.

Daniel M. Early, P.E.; Chief Engineer. Daniel Early has served as Chief Engineer of OriginClear since January 2020 and General Manager of MWS since July 2018. From 2017 to 2018 he was a Senior Engineer and National Sales Manager at Applied Technologies, Inc. He was the Chief Technology Officer of Apptech Solutions, LLC from August 2010 to December 2016 and the President and Managing Partner of ACS Design, LLC from April 2002 to August 2010. Mr. Early holds a Bachelor of Science in Civil Engineering from Virginian Polytechnic Institute & State University (Virginia Tech) and is licensed as a Professional Engineer in Virginia, North Carolina, West Virginia, Montana, Pennsylvania, Maryland, New Mexico and North Dakota.

Marc Stevens; President, PWT Division. Marc Stevens founded Progressive Water Treatment, Inc. in 2000. In October 2015, OriginClear closed on the acquisition of PWT. Mr. Stevens started in the water industry in the 1980s as an assembler and shop helper, ultimately responsible for mechanical design, equipment fabrication, installation, startup and various service projects. He graduated to production and facility maintenance, and team management, before launching PWT. Marc is a graduate of DHP’s Water Treatment Certification Program (WTCP), the only high purity water treatment certification program in the industry.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney’s fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 24 employees.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Unless the context otherwise requires, any reference in this section of this Offering Circular to the “Company” “we,” “us” or “our” refers to Water on Demand, Inc. As an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “emerging growth companies” and “smaller reporting companies” as such terms are defined in the Securities Act and the Exchange Act, and the rules promulgated thereunder.

To achieve the Company’s goals, the Company has designed its compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving the Company’s goals. The Company believes its compensation program should promote the success of the Company and align executive incentives with the long-term interests of its stockholders. The Company’s current compensation arrangements consist principally of a base salary, an annual cash incentive bonus and equity compensation, as described below.

The Company’s Board has historically determined the compensation of WODI’s executive officers. For the years ended December 31, 2022 and 2023 and six months ending on June 30, 2024, WODI’s named executive officers were T. Riggs Eckelberry, Chief Executive Officer and Prasad Tate, Chief Financial Officer.

This section provides an overview of WODI’s executive compensation arrangements with its executive officers, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. This section may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table presents information regarding the compensation paid by OriginClear, Inc. on behalf of WODI, to T. Riggs Eckelberry, Chief Executive Officer and Prasad Tate, Chief Financial Officer, during the fiscal years ended December 31, 2023 and 2024. We refer to these individuals as our “named executive officers.”

		Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All Other Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
T. Riggs Eckelberry,	2024	420,000	0			-	-	0	420,000
Chairman of the Board, Secretary & Treasurer, President and CEO	2023	370,000	50,000			-	-	3,000	420,000

Prasad Tare, (1)	2024	180,000	0			-	-	0	180,000
Chief Financial Officer	2023	180,000	10,000			-	-	3,000	193,000

(1)	Mr. Eckelberry is entitled to up to 2,600,000 shares of common stock under a Restricted Stock Grant Agreement, subject to vesting and forfeiture.
(2)	Mr. Tare is entitled to up to 450,000 shares of common stock under a Restricted Stock Grant Agreement, subject to vesting and forfeiture.

Outstanding Equity Awards at December 31, 2024

The following table summarizes the outstanding equity awards held by each of our named executive officers as of December 31, 2024, which were granted under the Equity Incentive Plan. The numbers in the following table have not been adjusted to reflect any adjustment in contemplation of the Business Combination transaction.

	Equity Awards
Name	Restricted Share Grants	Stock Options	Other Awards
T. Riggs Eckelberry, Chief Executive Officer(1)(2)	2,600,000	-	-
Prasad Tare, Chief Financial Officer(3)(4)	450,000	-	-

(1)	Mr. Eckelberry’s restricted stock grants vest over two-years with 100% of the shares vesting on October 23, 2025 and February 18, 2027, contingent on his continued service through each vesting date.
(2)	In the event of a change of control, all unvested shares will fully vest, immediately before the transaction occurs.
(3)	Mr. Tare’s restricted stock grants vest over two-years with 100% of the shares vesting on October 23, 2025, and February 18, 2027,subject to Mr. Tare’s continuous service through each vesting date.
(4)	In the event of a change of control event, the awards will automatically vest in full, immediately prior to the occurrence of the change of control event.

Employment Agreements

WODI currently does not have an employment agreement with either of its named executive officers.

Employee Benefit Plans

We offer the WODI Equity Incentive Plan, employee health insurance and 401(k) retirement plan as part of our benefits package.

Compensation of Directors

WODI’s current directors presently do not receive monetary compensation for their service on the board of directors. Although WODI previously intended to adopt a non-employee director compensation program following the consummation of the Business Combination, that transaction has been terminated. WODI may evaluate and implement a compensation structure for non-employee directors in the future, which could include annual cash retainer, meeting fees, and/or equity based awards.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

The following table sets out, as of the date of this Offering Circular, the voting securities of the Company that are beneficially owned by the executive officers and sole director, and other persons holding more than 10% of any class of the Company’s voting securities, or having the right to acquire those securities.

Beneficial Owner	Title of Class	Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Amount and Nature of Beneficial Ownership Acquirable (Stock Options)(3)	Percent of Class(4)	Total Voting Power(5)
Director and Executive Officers Owning Over 10% of Common Stock

T. Riggs Eckelberry(2)	CEO			2,600,000	10.225%	-

Kenneth Berenger	Co-Chairman			2,150,000	8.455%	-

Byron Elton(2)	Director			108,769	0.428%	-

Jean-Louis Kindler(2)	Director			108,769	0.428%	-

Stephen Hall(2)	Director			500,000	1.97%	-

All (5) current officers and directors as a group:				5,467,538	21.502%	-

Stockholders with Over 10% Beneficial Ownership of Preferred Stock(6)

T. Riggs Eckelberry			1,000 Series C		100%	100%

(1)	The address for each of the officers and directors is 13575 58th Street North, Suite 200 Clearwater, FL 33760
(2)	Indirect Ownership through OriginClear, Inc. OriginClear, Inc. owns 12,171,067 shares of Common Stock.
(3)	Rights to receive common shares under Restricted Stock Grant Agreements
(4)	Based on a total of 20,407,648 issued and outstanding shares on a fully diluted basis (includes the rights to receive up to 10,131,471 shares under Restricted Stock Grant Agreements)
(5)	Percentage of total voting power represents voting power with respect to all shares of the Company’s outstanding capital stock as if converted to Common Stock, as a single class. The holders of our Common Stock are entitled to one vote per share and our holders of voting Preferred Stock are entitled to vote with the holders of the Common Stock on an as converted basis.
(5)	No other officer or director owns Preferred Stock

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Other than grants of stock options, we have not entered into any transactions in which the management or related persons have an interest outside of the ordinary course of our operations.

SECURITIES BEING OFFERED

General

The Company is offering up to 30,000,000 Units. Each Unit consists of 1 share of Common Stock and 2 Warrants.

The following description summarizes the most important terms of the Company’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of Water On Demand’s amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of Water On Demand’s capital stock, you should refer to the amended and restated certificate of incorporation and bylaws and to the applicable provisions of Texas law.

At the date of this Offering Circular, Water On Demand’s authorized capital stock consists of

●	400,000,000 shares of Common Stock, $0.0001 par value per share,

●	100,000,000 shares of Preferred Stock, $0.0001 par value per share, of which

10,000,000 shares are designated as Series A Preferred Stock

1,000,000 shares are designated as Series B Preferred Stock; and

1,000 shares are designated as Series C Preferred Stock.

At the date of this Offering Circular, the issued and outstanding shares of the Company are as follows:

●	14,144,835 shares of Common Stock;

●	6,262,813 shares of Series A Preferred Stock

●	0 shares of Series B Preferred Stock.

●	1,000 shares of Series C Preferred Stock

Common Stock

We have one class of common stock. The Series A Preferred Stock currently outstanding are convertible into shares of Common Stock., The Series C Preferred Stock (“Super Voting Preferred Stock”) are not convertible into shares of Common Stock.

Voting Rights

Holders of our Common Stock are entitled to vote on any matter that is submitted to a vote of our stockholders. Holders of Common Stock are entitled to one vote per share. Holders of shares of Common Stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Nevada law or our certificate of incorporation.

Our board of directors currently consists of four members and we have not provided for cumulative voting for the election of directors in our certificate of incorporation.

Dividend Rights

Holders of the Company’s common stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds and only following payment to holders of the Company’s Preferred Stock, as detailed in the Company’s amended and restated certificate of incorporation. Following payment of dividends to the holders of Preferred Stock in accordance with the preferential order set out in the amended and restated certificate of incorporation, and any certificate of designation, any additional dividends set aside or paid in a given year, shall be set aside and paid among the holders of the Preferred Stock and common stock on an as-converted basis. The rights to dividends are not cumulative. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the Company and only after the satisfaction of any liquidation preferences granted to the holders of all shares of the outstanding Preferred Stock in accordance with the liquidation stack provided for in the amended and restated certificate of incorporation of the Company.

Rights and Preferences

Holders of the Company’s common stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company’s common stock.

Preferred Stock

The Company has authorized the issuance of two series of Preferred Stock. The series are designated Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (the “Preferred Stock”).

Dividend Rights

The classes Preferred Stock holders are not entitled to receive dividends.

No Distributions shall be made with respect to the Series C Preferred Stock.

No Distributions shall be made with respect to the Common Stock unless dividends on the Preferred Stock have been declared in accordance with the preferences stated in the applicable certificates of designations and all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders.

The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Conversion Rights

Except as set forth, shares of Series A Preferred Stock are convertible into fully-paid nonassessable shares of the Company’s Common Stock at the then-applicable conversion rate as set forth in the applicable Certificate of Designation.

In accordance with the Second Amended Certificate of Formation, each share of Series A Preferred Shares or Series B Preferred Shares shall be convertible, at any time and from time to time from and after the original issue date at the option of the Holder thereof, into that number of shares of common stock determined in accordance with the conversion ratio.

The conversion ratio for the Series A Preferred Shares and the Series B Preferred Shares shall be based upon the original issue price as set forth in the Company’s Second Amended and Restated Certificate of Formation.

The Securities of Series C Preferred Shares are not convertible into shares of common stock.

Additionally, each share of Series A Preferred Stock will automatically convert into Common Stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act. The stock will convert in the same manner as a voluntary conversion.

Voting Rights

The holders of the Series A and B Preferred Stock have voting rights on an as converted basis. The holders of the Series C Shares (“Holders”) shall vote with the holders of the common shares on an as converted basis and shall have voting rights equal to 20 times the sum of: i) the total number of shares of Common stock which are issued and outstanding at the time of voting, plus ii) the total number of shares of all Series of Preferred stocks which are issued and outstanding at the time of voting.

Preemptive Rights

The Preferred Stock does not have any pre-emptive rights.

Right to Receive Liquidation Distributions

In the event of a Liquidation Event, the holders of the Preferred Stock shall not be entitled to any liquidation preference but shall participate, pro-rata, in any distribution of the assets of the Company together with the holders Common Stock in a manner as if all shares of the applicable series of Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event.

Conversion Rights

The Series A and B Shares are convertible into shares of common stock. Series C and are not convertible into shares of Common Stock.

PLAN OF DISTRIBUTION

Plan of Distribution

The Company is offering up to 10,000,000 Units, as described in this Offering Circular. Persons who desire information about the offering may find it at www.manhattanstreetcapital.com/wodi. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

The Company has engaged FundAthena, Inc. dba Manhattan Street Capital (“Manhattan Street Capital” or “MSC”) to act as an advisor. No broker dealer, placement agent or underwriter has been engaged.

Commissions and Discounts

The Company has engaged Rialto Markets, LLC (“Rialto”), a broker-dealer registered with the Commission and a member of FINRA, has been engaged as the broker of record in connection with this offering. Rialto is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities.

The following table shows the total discounts and commissions payable to Rialto in connection with this offering by the Company, assuming all shares are sold:

	Per Unit	Total
Public offering price	$2.50	$25,000,000

Commissions	$0.025	$250,000

Proceeds, before offering expenses	$2.475	$24,750,000

Does not include up to $50,000,000 from the exercise of up to 20,000,000 Warrants to purchase common stock at $2.50 per share. No commissions will be paid upon the exercise of the Warrants. The maximum dollar amount paid as commissions to Rialto if all of the securities are sold is $250,000. In addition, Rialto shall receive an advisory and consulting fee in the amount of $_____which fee is nonrefundable and shall be deemed earned on the latter of FINRA Rule 5110 approval of this Agreement or SEC qualification of the Offering. No other underwriting expenses or fees will be paid to Rialto. The maximum amount of fees and expenses which may be paid to Rialto is $_______

The Online Platform

We have engaged Manhattan Street Capital to perform the following administrative and technology related functions in connection with this offering, but not for underwriting or placement agent services. Manhattan Street Capital will contract the services of third parties; Enterprise Bank and Stripe; for the purpose of payment processing and storage of confidential investor data. The following administrative and technology related functions that Manhattan Street Capital will perform are listed below:

●	Accept investor data from potential investors on our behalf;

●	Reject investors that do not pass anti-money laundering (“AML”) or that do not provide the required information;

●	Process subscription agreements and reject investors that do not complete subscription agreements;

●	Reject investments from potential investors who do not meet requirements for permitted investment limits for investors pursuant to Regulation A, Tier 2;

●	Reject investments from potential investors with inconsistent, incorrect or otherwise flagged (e.g. for underage or AML reasons) subscriptions;

●	Receive and transmit investor data to Enterprise Bank to store investor details and data confidentially and not disclose to any third party except as required by regulators, by law or in our performance under this Agreement (e.g. as needed for AML).

We will pay Manhattan Street Capital for its services in hosting the Offering of the shares on its online platform. Further, we have entered into an Engagement Agreement with Manhattan Street Capital (the “Engagement Agreement”) which includes consulting services and technology services. We will pay Manhattan Street Capital the following:

●	A project management retainer fee: $9,000 paid monthly in advance for 12-months, and 108,000 cashless exercise warrants exercisable at the lowest price at which securities will be sold in the Offering.

●	A listing fee of $4,500 per month while the Offering is live for investment or reservations, and the same value of ten-year cashless exercise warrants priced at the lowest price at which securities were sold in the Offering.

●	Manhattan Street Capital technology administrative and service fee: $25.00 per investment in the Offering, plus the same value of ten-year cashless exercise warrants priced at the lowest price at which securities were sold in the Offering.

●	AML (anti-money laundering) fee of $5 per investor or $15 per trust or company.

●	All fees are due to Manhattan Street Capital regardless of whether investors are rejected after AML checks or the success of the Offering.

Manhattan Street Capital does not directly solicit or communicate with investors with respect to offerings posted on its site, although it does advertise the existence of its platform, which may include identifying issuers listed on the platform. The Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the www.manhattanstreetcapital.com website.

Payments are processed by the Escrow Agents named below and upon each closing, funds will be deposited immediately available to us at our nominated account. If a subscription is rejected, funds will be returned to subscribers within thirty days of such rejection without deduction or interest. Upon acceptance by us of a subscription, we will send confirmation of such acceptance to the subscriber.

Manhattan Street Capital has not investigated the desirability or advisability of investment in the shares nor approved, endorsed, or passed upon the merits of purchasing the Shares. Manhattan Street Capital is not participating as an underwriter and under no circumstance will it solicit any investment in us, recommend our securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Manhattan Street Capital is not distributing any securities offering prospectuses or making any oral representations concerning the securities offering prospectus or the securities offering. Based upon Manhattan Street Capital’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this securities offering and no investor should rely on Manhattan Street Capital’s involvement in this offering as any basis for a belief that it has done extensive due diligence. Manhattan Street Capital does not expressly or impliedly affirm the completeness or accuracy of our Form 1-A and/or Offering Circular presented to investors by us. All inquiries regarding this offering should be made directly to us.

Electronic Offer, Sale and Distribution of Our Shares

The final offering circular and subscription agreement will be furnished to prospective investors and will be available for viewing and download 24 hours per day, seven days per week through the MSC online platform located at www.manhattanstreetcapital.com/wodi (the “MSC Platform” or the “Platform”) operated by MSC.

There is no minimum amount of this offering before it becomes effective other than the minimum investment requirement of $1,000 for standalone investments and $300 for subscription-based investments. The duration of the offering is until the earlier of (1) the sale of the maximum number of Units offered hereby, (2) one year from the date this offering begins, or (3) a date prior to one year from the date this offering begins that is so determined by our board of directors. We will have immediate access to the proceeds of the offering as soon as the shares are issued.

Subscription Procedures

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Securities. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire or ACH only, or credit and debit cards, checks will not be accepted, to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until a closing has occurred. Upon closing, funds tendered by investors will be made available to the Company for its use.

The minimum investment in this offering is $1,000 or 400 Units.

In order to invest you will be required to subscribe to the offering via the Online Platform and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

The Company has entered into an Escrow Services Agreement with Enterprise Bank (the “Escrow Agent”). Investor funds will be held by the Escrow Agent pending closing or termination of the offering.  All subscribers will be instructed by the Company or its agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this offering. The Company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

Rialto is not participating as an underwriter or placement agent or sales agent of this offering and will not solicit any investment in the Company, recommend the Company’s securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of technology should not be interpreted and is not intended as an endorsement or recommendation by it of the Company or this offering. All inquiries regarding this offering or escrow should be made directly to the Company.

In the event that the Company terminates the offering while investor funds are held in escrow, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

In the event that it takes some time for the Company to raise funds in this offering, the Company will rely on income from sales and funds raised in any offerings of debt or equity securities from accredited investors.

Provisions of Note in Our Subscription Agreement

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, including any claim under federal securities laws.  By signing the subscription agreement an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Forum Selection Provisions

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the Company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of Texas, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Although we believe the provision benefits us by providing increased consistency in the application of Texas law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.  As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.  Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We are required to make annual and semi-annual filings with the Commission. We will make annual report filings on Form 1-K within 120 days after the end of the fiscal year. The annual report will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28th each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 stockholders of record and have filed at least one Form 1-K.

We may supplement the information in this Offering Circular by filing a Supplement with the Commission. We hereby incorporate by reference into this Offering Circular all such Supplements, and the information on any Form 1-K, 1-SA or 1-U filed after the date of this Offering Circular.

All these filings will be available on the Commission’s EDGAR filing system. You should read all the available information before investing.

WATER ON DEMAND, INC.

FINANCIAL STATEMENTS

December 31, 2022 – available (audited)

December 31, 2023 – available (audited)

June 30, 2024 -available (unaudited)

Item 7. Financial Statements

WATER ON DEMAND, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Water on Demand, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Water on Demand, Inc. (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company suffered a net loss from operations and used cash in operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As discussed in Note 2, the Company recognizes revenue upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services.

Auditing management’s evaluation of agreements with customers involves significant judgment, given the fact that some agreements require management’s evaluation and allocation of the standalone transaction prices to the performance obligations.

To evaluate the appropriateness and accuracy of the assessment by management, we evaluated management’s assessment in relationship to the relevant agreements.

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2020.

The Woodlands, TX

July 2, 2024

WATER ON DEMAND, INC.

CONSOLIDATED BALANCE SHEETS

(Audited)

	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$374,191	$564,118
Contracts receivable, net allowance of $379,335 and $17,315, respectively	1,509,504	2,479,123
Contract assets	455,102	1,479,491
Due from related party	-	332,169

TOTAL CURRENT ASSETS	2,338,797	4,854,901

NET PROPERTY AND EQUIPMENT	3,370	7,386

OTHER ASSETS
SPAC Class B common shares purchase cost	400,000	400,000

TOTAL OTHER ASSETS	400,000	400,000

TOTAL ASSETS	$2,742,167	$5,262,287
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and other payable	$1,335,210	$2,993,590
Accrued expenses	1,103,158	42,519
Contract liabilities	1,346,366	932,458
Tax liability 83(b)	13,600	15,600
Customer deposit	143,503	143,503
Warranty reserve	20,000	20,000
Line of credit	178,808	-
Due to related party	864,528	269,000
Loan payable, merchant cash advance	110,695	-
Convertible secured promissory note (Note 5)	16,729,089	1,347,500

Total Current Liabilities	21,844,957	5,764,170

Total Liabilities	21,844,957	5,764,170

SHAREHOLDERS’ DEFICIT
Common stock	1,840	578
Additional paid in capital - Common stock	1,009,778	85,857
Accumulated deficit	(20,089,408)	(588,318)

TOTAL SHAREHOLDERS’ DEFICIT	(19,077,790)	(501,883)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$2,767,167	$5,262,287

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Water on Demand, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Audited)

	Twelve Months Ended
	December 31, 2023	December 31, 2022
Sales	$6,681,886	$10,350,281

Cost of goods sold	6,055,365	8,890,837

Gross Profit	626,521	1,459,444

Operating Expenses
Selling and marketing expenses	182,048	108,947
General and administrative expenses	1,665,745	1,246,113

Total Operating Expenses	1,847,793	1,355,060

Loss from Operations	(1,221,272)	104,384

OTHER INCOME (EXPENSE)
Other income	127,448	352,827
Impairment of receivable from SPAC	(3,979,985)	(737,267)
Preferred stock incentive compensation	(576,618)	-
Conversion and settlement value added to note purchase agreements	(8,108,589)	-
Interest expense	(1,172,460)	(46,554)
Loss upon deconsolidation	(4,631,049)	-

TOTAL OTHER (EXPENSE)	(18,341,253)	(430,994)

NET LOSS	(19,562,525)	$(326,610)

BASIC AND DILUTED	(1.86)	(0.07)

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING, BASIC AND DILUTED	10,516,531	2,615,254

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

WATER ON DEMAND INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Audited)

	Preferred stock		Common stock		Additional Paid in	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	loss	Deficit	Total
Balance at December 31, 2021	-	$-	779,638	$78	$61,357	$-	$(261,708)	$(200,273)
Issuance of common stock for cash	-	-	5,000,000	500	24,500	-	-	25,000
Preferred Series C shares issued	1,000,000	-	-	-	-	-	-	-
Preferred Series A shares issued	1,475	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	(326,610)	(326,610)
Balance at December 31, 2022	1,001,475	$-	5,779,638	$578	$85,857	$-	$(588,318)	$(501,883)

	Preferred stock		Common stock		Additional Paid in	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	loss	Deficit	Total
Balance at December 31, 2022	1,001,475	$-	5,779,638	$578	$85,857	$-	$(588,318)	$(501,883)
Rounding		100						100
Common shares issued for Transfer of MWS assets/IP to WODI	-	-	6,000,000	600	(600)	-	-	-
Issuance of Series A and B Preferred stock granted to Series Y investors at fair value	545,191	54	-	-	576,563	-	-	576,617
Issuance of common shares for Reg A for cash	-	-	12,000	1	59,999	-	-	60,000
Cancellation of Reg A common and Series A and B Preferred shares	(1,546,666)	(154)	(12,000)	-	(113)	-	-	(267)
Common shares converted to PWT common due to Merger	-	-	(11,779,638)	(1,179)	(60,088)	-	61,435	168
Common shares issued to OriginClear Inc. due to Merger			12,171,067	1,217	(1,217)			-
Common shares issued to Reg A shareholders due to Merger			25,112	3	(3)			-
Common shares issued to Series A and Series B Preferred Stockholders due to Merger			1,203,038	120	(120)			-
Issuance of warrants					325,000			325,000
Net loss	-	-	-	-	-	-	(19,562,525)	(19,562,525)
Balance at December 31, 2023	-	$-	13,399,217	$1,340	$985,278	$-	$(20,089,408)	$(19,102,790)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

WATER ON DEMAND INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Audited)

	Twelve Months Ended
	December 31, 2023	December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$(19,562,525)	$(326,610)
Adjustment to reconcile net loss to net cash used in operating activities
Depreciation and amortization	4,016	9,561
Preferred stock incentive compensation expense	576,618	-
Debt discount recognized as interest expense	59,900	-
Impairment of receivable from SPAC	3,979,985	737,267
Loss on conversion and settlement value of notes	8,108,589	-
Loss upon deconsolidation	4,631,049	-
Change in Assets (Increase) Decrease in:
Contracts receivable	969,619	(328,419)
Contract asset	1,024,389	(1,100,559)
Inventory asset	-	2,850
Loan receivable, related party	(3,353,351)	263
Change in Liabilities Increase (Decrease) in:
Accounts payable	(1,658,379)	2,146,295
Accrued interest on convertible promissory notes	1,032,123	-
Accrued expenses	28,517	29,241
Tax liability 83(b)	(2,000)	15,600
Loan payable, related party	-	69,000
Contract liabilities	413,908	(954,488)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(3,747,544)	300,001

CASH FLOWS USED FROM INVESTING ACTIVITIES:
Purchase of SPAC notes payable	(3,979,985)	(737,267)
Purchase of Class B Common Shares in SPAC	-	(400,000)

NET CASH USED IN INVESTING ACTIVITIES	(3,979,985)	(1,137,267)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from line of credit	345,875	-
Payments on line of credit	(167,067)
Proceeds from loans, merchant cash advance	90,000	-
Payments on loans, merchant cash advance	(39,205)
Proceeds from loans, related party	-	740,000
Repayment of loans, related party	-	(690,000)
Loan receivable, related party		(117,869)
Proceeds from convertible notes	6,923,000	1,347,500
Proceeds from issuance of common stock	60,000	25,000
Proceeds from issuance of warrants	325,000	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	7,537,603	1,304,631

NET INCREASE IN CASH	(189,927)	467,365

CASH BEGINNING OF YEAR	564,118	96,753

CASH END OF YEAR	$374,191	$564,118

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest and dividends paid	$50,437	$41,563
Taxes paid	$-	$-

SUPPLEMENTAL DISCLOSURES OF NON CASH TRANSACTIONS
Issuance of common stock to WODI shareholders	$61,435	$-
Redemptions of preferred stock for promissory notes	$350,000	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

WATER ON DEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - AUDITED

DECEMBER 31, 2023, AND 2022

1.	ORGANIZATION AND LINE OF BUSINESS

Basis of Presentation

The accompanying audited condensed consolidated financial statements of Water on Demand, Inc. (“WODI”) have been prepared in accordance with generally accepted accounting principles (GAAP) for financial information. These statements do not include all the information and footnotes required for complete financial statements. For additional information, refer to the financial statements and notes included in OriginClear, Inc. (the “Parent Company”)’s Form 10-K for the year ended December 31, 2023.

Organization

WODI was incorporated in Nevada on April 22, 2022, as a subsidiary of OriginClear, Inc. WODI is developing an outsourced water treatment business, Water On Demand (“WOD”), which offers businesses water treatment services on a per-gallon basis through a Design-Build-Own-Operate (“DBOO”) model. The Company collaborates with regional water service providers to finance, build, and operate water treatment systems.

On November 16, 2022, WODI filed a Form 1-A Offering Circular under Regulation A to allow direct investment in the Company, with a minimum investment of $1,000. In December 2022, WODI acquired 100% membership interest in Fortune Rise Sponsor, LLC, the sponsor of Fortune Rise Acquisition Corporation (“FRLA”), a blank-check company, for $1,137,267. This acquisition included 2,343,750 shares of Class B common stock in FRLA, which can convert to Class A shares.

In January 2023, WODI signed a non-binding Letter of Intent (“LOI”) with FRLA for a potential business combination. The agreement was updated in September 2023 to designate the newly merged WODI/PWT entity as the acquisition target. On October 24, 2023, WODI and FRLA entered into a definitive Business Combination Agreement (“BCA”). To support the combination process, WODI funded extensions of FRLA’s merger timeline to November 5, 2024.

In April 2023, WODI acquired MWS business in exchange for 6,000,000 shares of WODI common stock. The transaction included licenses, intellectual property, and contracts and was recorded as a common control reorganization. In September 2023, WODI merged with PWT, which became the surviving entity and was renamed Water On Demand, Inc. This merger was also treated as a common control transaction and recorded at historical cost.

WODI now comprises three operating units: MWS, PWT, and WOD. MWS focuses on prefabricated water treatment solutions, PWT provides custom-engineered water systems, and WOD is a development-stage business implementing the DBOO model. The Parent Company continues to provide management support and services to WODI while initiating acquisition discussions to enhance enterprise value.

Line of Business

With the support of its Parent Company, WODI is developing WOD, an outsourced water treatment business offering private businesses the ability to pay for water treatment and purification services on a per-gallon basis. This approach, known as Design-Build-Own-Operate (“DBOO”), involves collaborating with regional water service companies to finance, build, and operate water treatment systems.

As WOD remains in early-stage development, the Parent Company combined its MWS division and its wholly owned subsidiary, PWT, into WODI. Due to its established operating history, PWT became the primary corporate entity and was renamed Water On Demand, Inc. The Parent Company’s in-house business unit, MWS, was also absorbed into PWT.

Currently, WODI operates as a consolidated entity with three divisions: MWS, PWT, and WOD, the latter of which is a development-stage business. The Parent Company continues to support WODI’s initiatives by providing management services, facilitating the Business Combination Agreement (“BCA”) process, and pursuing non-binding acquisition agreements for related businesses. The scope of these efforts will depend on the final outcome of the BCA process.

Going Concern

The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if WODI is unable to continue as a going concern. These factors, among others, raise substantial doubt about WODI’s ability to continue as a going concern. Our independent auditors, in their report on the Parent Company’s audited financial statements for the years ended December 31, 2023, and 2022 expressed substantial doubt about our ability to continue as a going concern.

The ability of WODI to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, achieving a level of profitable operations and receiving additional cash infusions. During the periods ended December 31, 2023, and 2022, WODI obtained funds from the issuance of convertible note agreements. Management believes this funding will continue from its’ current investors and from new investors. Management believes the existing shareholders and prospective new investors will provide the additional cash needed to meet WODI’s obligations as they become due and will allow the development of its core business operations. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to WODI. Even if WODI is able to obtain additional financing, it may contain restrictions on our operations, in the case of debt financing or cause substantial dilution for our stockholders, in case of equity financing.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

This summary of significant accounting policies is presented to assist in understanding WODI’s financial statements. The financial statements and accompanying notes are the responsibility of WODI’s management, which is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation

WODI is a wholly owned subsidiary of its Parent Company. Its accounts are fully consolidated into the Parent Company’s consolidated financial statements for the years ended December 31, 2023, and 2022, in accordance with Accounting Standards Codification (ASC) 810, Consolidation.

All intercompany accounts, transactions, and balances have been eliminated in the consolidation process. As a result, the consolidated financial statements present the Parent Company and its subsidiaries as a single economic entity.

Cash and Cash Equivalent

WODI considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosures of contingent assets and liabilities at the reporting date. Actual results may differ from these estimates.

Significant estimates include assessments related to impairments of long-lived assets, revenue recognition for percentage-of-completion contracts, allowances for uncollectible accounts, warranty reserves, inventory valuation, derivative liabilities and other conversion features, fair value measurements, valuations of non-cash stock issuances, and the valuation allowance on deferred tax assets. These estimates are based on historical experience and other factors deemed reasonable under the circumstances.

Net Earnings (Loss) per Share Calculations

Basic loss per share is calculated by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated similarly but includes the effect of potentially dilutive securities, such as stock options, warrants, and convertible instruments, if their inclusion would be dilutive.

For the years ended December 31, 2023, and 2022, WODI’s diluted loss per share equals basic loss per share because the inclusion of potential common shares would have been anti-dilutive.

Revenue Recognition

Revenue is recognized in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled. For product sales, this typically occurs upon shipment when title and risk of loss pass to the customer, provided that an arrangement exists, the transaction price is fixed or determinable, and collection is reasonably assured. Revenue from services is recognized as the services are performed.

Nature of Contracts and Performance Obligations

Engineered Water Treatment Solutions

WODI designs, manufactures, and installs water treatment systems for municipalities, industrial clients, and commercial entities. Performance obligations typically include the delivery and installation of water treatment systems that meet specific customer requirements.

Revenue from these contracts is recognized over time as performance obligations are satisfied, using the cost-to-cost input method, which reflects progress toward completion. The transaction price is based on fixed contract fees, with any variable consideration, such as performance bonuses, estimated at contract inception and constrained to prevent significant revenue reversals.

Sales Price Calculation

The transaction price for each contract is based on agreed terms, including fixed fees and any variable consideration. Variable consideration is estimated at inception and constrained to ensure revenue is not subject to significant future reversals when uncertainties are resolved.

Contract Modifications

Contract modifications are recognized when they create or alter enforceable rights and obligations. Any impact on transaction prices and performance obligations is accounted for in the period the modification is approved.

Significant Judgements and Estimates

☐	Estimating Progress Towards Completion: For long-term contracts, we use the cost-to-cost method to estimate progress towards completion, considering total costs incurred relative to total estimated costs to complete the project.

☐	Variable Consideration: Estimates to variable considerations are constrained to ensure that recognized revenue is not subject to significant reversals in future periods.

Material Rights and Obligations

WODI’s contracts may provide customers with material rights related to effective water treatment solutions and ongoing maintenance services. The Company’s obligations include designing, manufacturing, delivering, installing, and maintaining water treatment systems, as well as providing continuous water treatment services under the DBOO model.

Significant Customers and Cost Revisions

Revisions in cost and profit estimates are recognized in the period when the facts prompting revisions become known. Loss provisions on uncompleted contracts are recorded in the period such losses are determined. Changes in job performance, job conditions, and estimated profitability, including penalties and settlements, are recognized as they occur.

Contract Receivable

WODI bills customers based on contractual terms, typically on a progressive basis as work is completed. Credit is extended following an evaluation of the customer’s financial condition, and collateral is not required.

WODI maintains an allowance for doubtful accounts to address potential credit losses. Management evaluates receivables monthly using both quantitative and qualitative analyses of past-due accounts. An allowance is recorded for uncollectible amounts when all reasonable collection efforts have been exhausted, and recovery is deemed unlikely.

As of December 31, 2023, the net contract receivable balance was $1,509,504, reflecting an allowance for doubtful accounts of $379,335. As of December 31, 2022, the net contract receivable balance was $2,479,123, with an allowance for doubtful accounts of $17,315.

Indefinite Lived Intangibles and Goodwill Assets

WODI accounts for business combinations under the acquisition method in accordance with ASC 805, Business Combinations. The total purchase price is allocated to the acquired tangible and identifiable intangible assets and assumed liabilities based on their estimated fair values at the acquisition date. Adjustments to these allocations may occur within one year of the acquisition date as additional information becomes available regarding asset valuations, assumed liabilities, and other estimates. Any excess purchase price over the fair value of net assets acquired is recorded as goodwill.

WODI tests indefinite-lived intangibles and goodwill for impairment annually in the fourth quarter or more frequently if events or circumstances indicate potential impairment. A qualitative assessment was performed as of December 31, 2023, and 2022, and no impairment of indefinite-lived intangibles or goodwill was identified.

Promissory Notes

On December 22, 2022, WODI acquired a sponsorship interest in the SPAC. Between this acquisition date and December 31, 2023, WODI and its Parent Company made aggregate payments of $4,029,985 on behalf of the SPAC to cover its operating expenses and extension payments. In exchange, WODI and the Parent Company received unsecured promissory notes (the “SPAC Notes”) from the SPAC totaling $4,029,985 as of December 31, 2023.

The SPAC Notes are non-interest bearing and payable, subject to the waiver of FRLA trust provisions, on the earlier of (i) the consummation of FRLA’s initial business combination or (ii) FRLA’s liquidation. FRLA may elect to prepay the principal balance of the notes at any time.

Impairment of receivable

Although the payments made on behalf of the SPAC are recorded as amounts receivable to WODI, the aggregate amounts of $3,979,985 and $737,827 for the SPAC Notes as of December 31, 2023, and 2022, respectively, were deemed impaired. WODI recorded these amounts as an expense in the consolidated income statements, as it is considered probable that the SPAC may lack sufficient funds to fully repay the Class A shareholders and WODI for the amounts advanced, including interest.

If WODI successfully completes a merger with the SPAC, all amounts paid by WODI on behalf of the SPAC, including any future payments made prior to the merger’s consummation, are expected to be recoverable by WODI.

Impairment analysis for Class B Common Founder Shares as at December 31, 2023 and 2022

The Parent Company retained an independent valuation firm for the purpose of conducting a valuation of the fair value of Sponsor Founder Shares (Class B) of FRLA as of December 31, 2023 and 2022.

The independent firm (i) evaluated and analyzed various Sponsor Founder Shares of Fortune Rise Acquisition Corp. (“FRLA”); (ii) assessed the terms including various redemption and liquidation features considering each of the Company’s financial plans and market conditions; and (iii) determined the underlying value to be assigned to the FRLA Sponsor Founder Shares as of the Date of Valuation and evaluated the FRLA Sponsor Founder Shares for impairment by performing the following procedures:

●	Analyzed the Company’s S-4 filing, business combination agreement and other documentation.

●	Developed Monte Carlo Model that values the FRLA Sponsor Founder Shares based on a multipath random event model and future projections of the various potential outcomes. The Monte Carlo Model simulation included 50,000 iterations and simulated the stock price, the timing of the business combination, and the timing of the lapse of the transfer restrictions.

●	Developed the discounted cash flow from the sale of the securities at the time the restrictions terminated.

●	Probability weighted the cash flow, discounted for lack of marketability.

●	Valued the FRLA Sponsor Founder Shares as of the dates of valuation.

Based on the procedures performed the independent valuation firm concluded that the value of FRLA Sponsor Founder Shares was not impaired.

Recording of membership interest

As of December 31, 2023, and 2022, WODI recorded the purchase of Class B Founder Shares at the lower of cost or market value, amounting to $400,000. This amount is reported as Other asset on the consolidated balance sheet.

Operating Unit and Segment Reporting Policy

WODI has identified its operating units based on the internal organizational structure used by the Chief Operating Decision Maker (CODM) to allocate resources and evaluate performance. The operating divisions are as follows:

●	MWS is engaged in the design, manufacture, and installation of water treatment systems.

●	PWT focuses on providing custom-engineered water treatment solutions for industrial and municipal clients.

●	WOD is currently in its development stage and is focused on offering water treatment services using a DBOO.

While WODI operates through three distinct operating divisions, the CODM evaluates the Company’s financial performance as a single reporting segment due to the similarities in products, services, and operational processes across the units. As such, WODI reports its financial results on a consolidated basis.

Management Assertion on WODI Expense Reporting

Management asserts that all expenses reported in WODI’s financial statements are directly attributable to its operations and fully borne by WODI. These financial statements are prepared in accordance with GAAP and accurately present WODI’s operational costs.

Recently Issued Accounting Pronouncements

Management has reviewed recently issued pronouncements and determined that none of the standards not yet effective, if currently adopted, would have a material impact on the accompanying condensed financial statements.

3.	CAPITAL STOCK

WODI Preferred Stock

On April 22, 2022, WODI designated 50,000,000 shares of Preferred Stock with a par value of $0.0001 as part of its authorized capital structure.

Series A Preferred Stock

On October 13, 2022, WODI designated 1,000,000 shares of its authorized preferred stock as Series A Preferred Stock, with a par value of $0.0001 per share. These shares were reserved for issuance to holders of the Parent Company’s Series Y preferred shares at a ratio of 500:1.

Holders of Series A Preferred Stock were not entitled to dividends or voting rights until the shares were converted to common stock. Each share of Series A Preferred Stock was convertible at any time at a ratio of 50:1 or another rate determined by the Board. However, the total converted Series A shares were subject to a dilution floor, ensuring that the converted shares represented at least 10% of the total authorized common stock (on a fully diluted basis), adjusted proportionately based on the actual number of Series Y shares sold.

On November 7, 2022, WODI filed an Amended and Restated Certificate of Incorporation, effecting a 20:1 reverse stock split for both common shares and Series A Preferred Stock.

During the year ended December 31, 2023, WODI issued 6,791 shares of Series A Preferred Stock to certain holders of the Parent Company’s Series Y preferred shares at a par value of $0.0001 per share. Following WODI’s merger with PWT on September 21, 2023, all Series A Preferred Stock was fully converted into common stock.

As of December 31, 2023, there were no shares of Series A Preferred Stock issued and outstanding.

Valuation

The Series A preferred shares were valued by an independent valuation expert based on a Probability Weighted Expected Return Methodology (“PWERM”) with an underlying Discounted Cash Flow (“DCF”) analysis.

Key parameters considered in the valuation included:

1.	Settlement Scenarios: Two potential settlement options were evaluated—(i) a successful merger with the SPAC and the associated likelihood of occurrence, and (ii) no merger scenario.

2.	Valuation Tranches: The analysis considered three primary valuation dates, aligned with the timing of bulk share issuances.

3.	SPAC Offer Value: The valuation reflected management’s representations of the SPAC offer terms under negotiation at the time of the share issuances.

4.	Base Value of WODI: The underlying value was supported by a market analysis conducted during the Reg A offering and adjusted in Q3 2023 to reflect the fair value of Modular Water Systems assets contributed to the business and the merger with PWT.

5.	Event Timing: The analysis incorporated the expected timing of settlement or conversion events for the Series A Preferred Shares under the two settlement options.

6.	Expected Issuances: Consideration was given to the anticipated outstanding issuance of Series Y Preferred Shares and convertible debt as of the settlement date.

Based on the above, the value of WODI Series A preferred shares were determined to be as follows:

Valuation Date	Fair Value of shares
12/28/2022	$56.68
02/08/2023	$106.67
06/15/2023	$266.73
08/21/2023	$54.58

During the nine months ended September 30, 2023, WODI issued a total of 6,791 shares of Series A Preferred Stock. The issuances were valued as follows:

●	201 shares issued in Q1 2023 were valued at $106.67 per share.

●	8 shares issued in Q2 2023 were valued at $266.73 per share.

●	6,582 shares issued in Q3 2023 were valued at $54.58 per share.

The total expense recognized for these issuances was $382,793, which was recorded as preferred stock incentive compensation in the consolidated financial statements for the year ended December 31, 2023.

Series B Preferred Stock

On April 28, 2023, WODI designated 1,000,000 shares of its authorized preferred stock as Series B Preferred Stock, with a par value of $0.0001 per share and an initial issuance value of $5.00 per share. These shares were reserved for issuance to holders of the Parent Company’s Series X Preferred Shares and for other direct issuances at the discretion of WODI’s Board of Directors.

Holders of Series B Preferred Shares were not entitled to dividends or voting rights until the shares were converted to common stock. Each share of Series B Preferred Stock was convertible in accordance with the terms outlined in the Series B Certificate of Designation. The conversion terms included a Dilution Floor, ensuring that converted Series B shares represented at least 2.5% of the total authorized shares of common stock (on a fully diluted basis), adjusted proportionately based on the actual number of Series B shares issued, with an anticipated issuance of $5,000,000 in Series B shares.

During the year ended December 31, 2023, WODI issued 538,400 shares of Series B Preferred Stock to holders of the Parent Company’s Series X Preferred Shares and WODI Note Purchase Agreements. Following WODI’s merger with PWT on September 21, 2023, all Series B Preferred Shares were fully converted to common stock.

As of December 31, 2023, there were no shares of Series B Preferred Stock issued and outstanding.

Valuation of Series B Preferred Stock

The Series B preferred shares were valued by an independent valuation expert based on a PWERM with an underlying DCF analysis.

The following parameters were considered in this analysis:

1.	Settlement Scenarios: Two settlement options were evaluated—(i) a successful merger with the SPAC, and (ii) no merger.

2.	SPAC Offer Value: Valuation incorporated management’s representations of the terms under negotiation at the time of issuances

3.	Base Value of WODI: Supported by a market analysis during the Reg A offering and adjusted in Q3 2023 to reflect the fair value of Modular Water Systems assets and the merger with PWT.

4.	Event Timing: Timing of settlement or conversion events for Series B Preferred Shares under the two scenarios.

5.	Outstanding Issuances: Consideration of the expected issuance of Series Y Preferred Shares and convertible debt as of the settlement date.

Based on this analysis, the fair value of Series B preferred shares was determined as follows:

Valuation Date	Fair Value of shares
06/27/2023	$0.36
08/21/2023	$0.37

For the year ended December 31, 2023, Series B Preferred Shares granted in Q2 and Q3 were valued at $0.36 and $0.37 per share, respectively, resulting in an aggregate expense of $193,824, recorded as Preferred stock incentive compensation in the consolidated financial statements.

Series C Preferred Stock

On October 13, 2022, the Board of Directors authorized the issuance of 1,000,000 shares of Series C Preferred Stock, with a par value of $0.0001 per share, to T. Riggs Eckelberry (the “Holder”) in exchange for his continued employment with the Parent Company. The Series C Preferred Stock did not entitle the Holder to receive dividends or a liquidation preference and did not include conversion rights.

The Holder of Series C Preferred Stock was entitled to vote with common shareholders on an as-converted basis and was granted voting power equal to 51% of the total number of voting shares as long as any Series C Preferred Shares were outstanding. WODI could not, without the affirmative vote of the majority of Series C Preferred Shareholders, alter or adversely change the powers, preferences, or rights of the Series C Preferred Shares; amend its Articles of Incorporation or other governing documents in a way that affected these rights; increase the number of authorized Series C Preferred Shares; or enter into agreements affecting these rights.

As part of the merger agreement between WODI and PWT on September 21, 2023, all outstanding Series C Preferred Shares were cancelled. As of December 31, 2023, there were no Series C Preferred Shares outstanding.

WODI Common Stock

On February 17, 2023, the SEC qualified the Offering Circular for the offering of securities by WODI under the Reg A Offering. The purpose of Reg A Offering was to accumulate capital for WODI to direct toward WOD projects. On March 9, 2023, the Parent Company announced the launch of a limited preview of the Reg A Offering for WODI.

As of June 26, 2023, the Parent Company suspended the sale of securities under the Reg A Offering (the “Termination Date”). By the Termination Date, WODI had sold 12,000 shares of common stock, generating total proceeds of $60,000.

On September 21, 2023, WODI merged with PWT. As part of the merger, 8,151 shares of WODI Series A Preferred Stock were converted into 509,482 shares of WODI common stock, and 538,400 shares of WODI Series B Preferred Stock were converted into 637,000 shares of WODI common stock. In total, 1,146,482 shares of WODI common stock were issued upon conversion of Series A and Series B Preferred Stock.

Pursuant to the merger: Pursuant to the Merger Agreement with PWT, these shares, along with the 12,000 Reg A shares, were exchanged for a total of 1,228,150 shares of PWT common stock.

PWT Common Stock

On September 19, 2023, PWT implemented an equity restructuring plan, including a forward stock split of 1,000:1 for PWT common stock. Following this stock split and prior to the issuance of PWT common stock in connection with the WODI merger, PWT had 10,000,000 shares of common stock issued and outstanding

On September 21, 2023, WODI merged with PWT. Pursuant to the merger agreement, 12,171,067 PWT common shares were issued to the Parent Company. Additionally, 25,112 PWT common shares, including make-good shares, were issued to WODI common shareholders who participated in the WODI Regulation A offering. Former WODI Series A Preferred Stockholders received 518,322 PWT common shares, including make-good shares, while former WODI Series B Preferred Stockholders received 684,716 PWT common shares, also including make-good shares.

The aggregate number of PWT common shares issued as part of the merger totaled 1,228,150 shares, which reconciles with the conversion of WODI equity. As of December 31, 2023, PWT had 13,399,267 shares of common stock issued and outstanding.

4.	RESTRICTED STOCK GRANTS AND WARRANTS

Restricted Stock to WODI Board, Employees and Consultants

Between August 12, 2022, and August 3, 2023, WODI entered into Restricted Stock Grant Agreements (RSGAs) with its Board, employees, and consultants, issuing up to 15,550,000 shares of common stock, subject to milestones and vesting conditions. Shares will vest upon WODI’s uplisting to a national securities exchange, with 25% vesting immediately and 6.25% quarterly thereafter. If WODI does not achieve the uplisting within three years, vesting will occur at 25% on the three-year anniversary, with subsequent quarterly vesting.

Following the merger with PWT on September 21, 2023, RSGA shares were converted to 3,069,100 shares at a conversion ratio of 0.19737. As of October 23, 2023, certain RSGAs were canceled and replaced, reducing the total issuable shares to 2,581,344 as of December 31, 2023.

No shares vested during the years ended December 31, 2023, and 2022, and no costs were recognized as milestones had not been achieved.

Warrants

During the year ended December 31, 2023, WODI issued 1,087,869 warrants generating proceeds of $325,000.

5.	CONVERTIBLE PROMISSORY NOTES

In December 2022, WODI issued $1,347,500 in convertible secured promissory notes to investors at an interest rate of 10% per annum. The funds raised were used for the acquisition of equity interests in SPAC for $400,000 and to repay the SPAC’s outstanding promissory notes. These notes mature twelve months from issuance, with an option to extend for up to two additional six-month periods. They are payable upon an event of default.

During the year ended December 31, 2023, WODI raised an additional $6,923,000 through convertible secured promissory notes. An investor also exchanged $250,000 of Series X preferred stock and $100,000 of Series R preferred stock for a WODI convertible secured promissory note.

Pursuant to settlement, conversion, and redemption agreements, 853,916,848 shares of the Parent Company’s common stock were redeemed. The total cash value of these redemptions, based on fair market prices ranging from $0.00640 to $0.12000, was $8,108589 and was added to the WODI convertible secured promissory notes.

As of December 31, 2023, and 2022, WODI had outstanding convertible secured promissory notes totaling $16,729,089 and $1,347,500, respectively.

In 2023, WODI recognized a loss of $8,108,859 related to the conversion and settlement value added to the note purchase agreements. This loss, based on the fair market value of common stock issued upon conversion compared to the carrying value of the notes, is reflected under Other Income (Expense) in the consolidated statements of operations.

The conversion feature of the notes is contingent upon a merger event. As of December 31, 2023, the merger event had not occurred and there was no binding commitment ensuring its completion. Therefore, in accordance with applicable GAAP guidance, the contingent conversion feature has not been recognized in the financial statements.

Under the terms of their agreements, a number of WODI shareholders, who were original investors in WODI’s parent company, had the option to redeem their OCLN shares contingent upon continued investment in WODI. The redemption option was provided as an incentive for additional investment.

The cash value of the redemptions was included in the WODI convertible promissory notes in accordance with ASC 470-20, which requires that the fair value of equity instruments issued in a financing transaction be included in the measurement of related debt, ensuring compliance with GAAP.

6.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Equipment Contracts

Revenue from equipment contracts is recognized over time as performance obligations are satisfied, in accordance with ASC 606, Revenue from Contracts with Customers. Revenue and associated profit are recognized as the customer obtains control of the goods and services. Indirect costs and corporate general and administrative expenses are expensed as incurred. If a loss on a contract is anticipated, the loss is recognized when determined.

For the years ended December 31, 2023, and 2022, total revenue from contracts with customers was $6,681,886 and $10,350,281, respectively.

Contract assets represent revenue recognized in excess of amounts billed on contracts in progress, while contract liabilities represent billings in excess of revenue recognized. These amounts are classified as current assets and current liabilities on the balance sheet, as they are expected to be liquidated in the normal course of contract completion. As of December 31, 2023, and 2022, contract assets were $455,102 and $1,479,491, respectively, and contract liabilities were $1,346,366 and $932,458, respectively.

7.	EMPLOYEE RETENTION TAX CREDIT

Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), as extended by the United States Congress, the Parent Company was eligible for a refundable Employee Retention Tax Credit (ERTC) subject to specific criteria. The Parent Company’s subsidiary, PWT, applied for the ERTC.

For the years ended December 31, 2023, and 2022, PWT received $126,879 and $352,437, respectively, in ERTC funds. These amounts were recognized as Other income in the consolidated financial statements.

8.	COMMITMENTS AND CONTINGENCIES

Facility Rental – Related Party

PWT leases a 12,000 square foot facility located at 2535 E. University Drive, McKinney, TX 75069, with a monthly rent of $8,500.

Related Party Transactions

WODI transfers funds to the Parent Company as needed to support operations and provide intercompany transfers. As of December 31, 2023, and 2022, WODI owed $864,528 and $269,000, respectively, to the Parent Company and its subsidiaries. These amounts are reflected in WODI’s financial statements. Additionally, as of December 31, 2023, WODI recognized an impairment of $4,631,049 on related party receivables due to a low probability of repayment by the Parent Company.

Warranty Reserve

Customer projects are generally guaranteed against defects in materials and workmanship for one year from completion, with extended guarantees for certain construction and materials aspects. WODI maintains insurance policies believed to adequately cover potential claims. A warranty reserve of $20,000, based on historical data and management’s judgment, is reflected in the consolidated financial statements for the years ended December 31, 2023, and 2022.

9.	LINE OF CREDIT

During the year ended December 31, 2023, PWT obtained 12-month credit lines totaling $345,875, with an interest rate of 26.07%. During the same period, PWT paid down $167,067 in principal, leaving a remaining principal balance of $178,808 as of December 31, 2023.

10.	SUBSEQUENT EVENTS

Management has evaluated subsequent events according to the requirements of ASC TOPIC 855 and has determined that there are the following subsequent events:

Between January 5, 2024 and June 5, 2024, WODI made payments on behalf of the SPAC in the aggregate amount of $947,000.

Between January 8, 2024, and July 2, , 2024, an aggregate of 144,841,728 shares of common stock were redeemed by the Parent Company, and the redemption amount, together with cash paid by the redeeming stockholders, were used by the stockholders to purchase convertible secured promissory notes from WODI.

On February 14, 2024, the Parent Company and Fortune Rise Acquisition Corporation (Nasdaq: FRLA), filed a registration statement on Form S-4 with the SEC which includes a preliminary proxy statement and prospectus in connection with the proposed business combination with WODI.

On or around March 5, 2024, PWT was named as a defendant in a case filed by Process Solutions, Inc (“PSI”). The case was filed in the Court of Common Pleas in Hamilton County, Ohio. The complaint alleges that PWT breached a contract with PSI and alleges damages of $143,675 plus attorneys fees. PWT has removed the case to federal court, denies the claims in the complaint and intends to enforce a binding arbitration provision between the parties and to bring counter claims against PSI for failing to pay PWT for services rendered.

On May 10, 2024, WODI entered into a new facility lease effective July 1, 2024 for an initial term of five years. The new facility located in Sherman, Texas includes approximately 21,300 square feet with a monthly base rent in the amount of $13,313 plus fees.

Water on Demand Inc.

Consolidated Balance Sheets

(unaudited)

	June 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$202,644	$374,191
Contracts receivable, net allowance of $368,917 and $379,335, respectively.	1,247,416	1,509,504
Contract assets	476,906	455,102
Prepaid expenses	34,354	-
Total Current Assets	$1,961,320	$2,338,797
PROPERTY AND EQUIPMENT, NET	2,006	3,370
NON-CURRENT ASSETS
SPAC Class B common shares purchase cost	400,000	400,000
Security deposit	18,000	-
Total Non-Current Assets	$418,000	$400,000
TOTAL ASSETS	$2,381,326	$2,742,167
LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable and other payable	$1,459,460	$1,335,210
Accrued expenses	1,992,045	1,103,158
Customer deposit and escrow	143,503	143,503
Line of credit	53,063	178,808
Loan payable, merchant cash advance	146,250	110,695
Contract liabilities	1,619,759	1,346,366
Tax liability 83(b)	13,600	13,600
Warranty reserve	20,000	20,000
Related party liability	680,986	864,528
Convertible secured promissory notes	20,068,589	16,729,089
Total Current Liabilities	$26,197,255	$21,844,957
TOTAL LIABILITIES	$26,197,255	$21,844,957
SHAREHOLDERS’ DEFICIT
Common Stock	1,340	1,340
Additional paid in capital - Common stock	1,411,508	985,278
Accumulated deficit	(25,228,777)	(20,089,408)
TOTAL SHAREHOLDERS’ DEFICIT	(23,815,929)	(19,102,790)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$2,381,326	$2,742,167

The accompanying notes are an integral part of these financial statements.

Water on Demand, Inc.

Consolidated Statements of Operations

(unaudited)

	Six Months Ended June 30,
	2024	2023
Revenue	$2,604,196	$3,823,932
Cost of goods sold	2,332,346	3,513,086
Gross Profit	271,850	310,846
Operating Expenses
Selling and marketing expenses	94,671	42,988
General and administrative expenses	578,784	560,248
Total Operating Expenses	673,455	603,236
Loss from Operations	(401,605)	(292,390)
OTHER INCOME (EXPENSE)
Other income	1,143	126,879
Impairment of receivable from SPAC	(1,128,000)	(2,600,985)
Preferred stock incentive compensation	-	(155,852)
Conversion and settlement value added to note purchase agreements	(1,297,000)	(6,037,589)
Interest expense	(1,040,227)	(311,610)
Loss upon deconsolidation	(1,273,680)	-
TOTAL OTHER EXPENSE	(4,737,764)	(8,979,157)
NET LOSS	$(5,139,369)	$(9,271,547)

Basic and Diluted	(0.38)	(1.60)

Weighted average shares outstanding:
Basic and Diluted	13,399,217	5,783,156

The accompanying notes are an integral part of these financial statements.

Water on Demand, Inc.

Consolidated Statements of Stockholders’ Equity

(unaudited)

	Preferred stock		Common stock		Additional	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2022	1,001,475	$-	5,779,638	$578	$85,857	$(588,318)	$(501,883)
Issuance of Series A and B Preferred stock granted to Series Y investors at fair value	367,609	37	-	-	155,852	-	155,852
Issuance of common shares fro Reg A for cash	-	-	7,500	-	37,500	-	37,500
Net loss	-	-	-	-	-	(9,271,547)	(9,271,547)
Balance at June 30, 2023	1,369,084	$37	5,787,138	$578	$279,209	$(9,859,865)	$(9,580,078)

	Preferred stock		Common stock		Additional Paid-in-	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2023	-	$-	13,399,267	$1,340	$985,278	$(20,089,408)	$(19,102,790)
Issuance of warrants for cash	-	-	-	-	426,230	-	426,230
Net loss	-	-	-	-	-	(5,139,369)	(5,139,369)
Balance at June 30, 2024	-	$-	13,399,267	$1,340	$1,411,508	$(25,228,777)	$(23,815,929)

The accompanying notes are an integral part of these financial statements.

Water on Demand, Inc.

Consolidated Statements of Cash Flows

(unaudited)

	Six Months Ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,139,369)	$(9,271,547)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,364	2,278
Stock based compensation expense	-	155,852
Loss upon deconsolidation	1,273,680	-
Debt discount recognized as interest expense	90,000	-
Impairment of receivable from SPAC	1,128,000	2,600,985
Conversion and settlement value loss on WODI	1,297,000	6,037,589
Change in Assets (Increase) Decrease in:
Contracts receivable	262,088	1,061,010
Contract asset	(21,804)	390,206
Prepaid expenses and other assets	(34,354)	-
Loan receivable, related party	(1,457,221)	(2,447,150)
Other assets	(18,000)	(40,194)
Change in Liabilities Increase (Decrease) in:
Accounts payable	124,251	(1,243,251)
Accrued interest on convertible promissory notes	920,390	277,658
Accrued expenses	(31,504)	11,592
Contract liabilities	273,393	(208,564)
Loan payable, related party		238,263
Tax liability 83(b)	-	(2,00)
Net cash used in operating activities	(1,332,087)	(2,437,273)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of SPAC notes payable	(1,128,000)	(2,600,985)
Net cash used in investing activities	(1,128,000)	(2,600,985)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from line of credit	-	241,542
Payments on line of credit	(125,745)	(40,548)
Proceeds from loans, merchant cash advance	135,000
Payments on loans, merchant cash advance	(189,445)
Proceeds from convertible secured promissory notes	2,042,500	5,344,000
Common stock issued for RegA cash		37,500
Proceeds from issuance of warrants	426,230
Net cash provided by financing activities	2,288,540	5,582,494

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(171,547)	544,236
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD	374,191	564,118
CASH AND CASH EQUIVALENTS END OF PERIOD	$202,644	$1,108,354
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest and dividends paid	$28,817	$18,952

The accompanying notes are an integral part of these financial statements.

Water on Demand, Inc.

Notes to Consolidated Financial Statements (unaudited)

June 30, 2024

1.	ORGANIZATION AND LINE OF BUSINESS

The accompanying condensed consolidated financial statements of Water On Demand, Inc. (WODI”) have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) for interim financial information. These statements do not include all disclosures required for annual financial statements.

For additional details, refer to the audited financial statements and footnotes included in the Form 10-K of OriginClear, Inc. (“Parent Company”) for the year ended December 31, 2023, and Form 10-Q for the six months ended June 30, 2024.

Organization

WODI was incorporated in the state of Nevada on April 22, 2022. WODI, supported by its parent company, is focused on developing the “Water On Demand” business model, which enables private businesses to pay for water treatment services on a per-gallon basis under the Design-Build-Own-Operate (DBOO) framework. WODI collaborates with regional water service providers to finance, build, and operate these systems.

On November 16, 2022, WODI filed a Regulation A Offering Circular with the SEC, allowing investors to invest directly in WODI with a minimum investment of $1,000.

On December 22, 2022, WODI acquired 100% of the membership interests in Fortune Rise Sponsor LLC (“Sponsor”) for $1,137,267. This transaction included $400,000 to purchase 2,343,750 shares of Class B Common Stock in Fortune Rise Acquisition Corporation (“FRLA”), a blank-check company formed in 2021, and $737,267 to reimburse prior SPAC extension payments. The Class B shares are exercisable into an equivalent number of Class A shares. To fund this acquisition, WODI issued convertible secured promissory notes bearing an annual interest rate of 10%. As of June 30, 2023, the outstanding balance on these notes was $12,729,089. The notes mature 12 months from issuance, with options for two six-month extensions.

On January 5, 2023, WODI entered into a non-binding Letter of Intent (LOI) with FRLA to negotiate a potential business combination. The LOI outlines the intention to consolidate all outstanding equity securities of WODI, including common stock, preferred stock, and warrants, into a new merged entity upon consummation of the combination.

To maintain FRLA’s timeline for completing its initial business combination, WODI assumed responsibility for extension payments. This included payments for extensions from November 5, 2022, to February 5, 2023, and from February 5, 2023, to May 5, 2023, which totaled $977,500. On April 10, 2023, FRLA shareholders approved a final extension of the deadline to November 5, 2023.

On April 14, 2023, WODI acquired the Parent Company’s “Modular Water Service” business through an Asset Purchase Agreement. This transaction involved the transfer of intellectual property, patents, business models, and related assets in exchange for 6,000,000 shares of WODI common stock. Effective immediately, all MWS-related accounts receivable, accounts payable, and revenue were transferred to WODI. Additionally, the agreement assigned WODI the global master license for patents developed by Daniel M. Early, P.E., with rights to file patents for subsequent inventions

As of June 30, 2024, WODI held cash and cash equivalents totaling $202,644, primarily reflecting proceeds from financing activities. The Company’s financial obligations included $20,068,589 in outstanding convertible secured promissory notes.

Line of Business

WODI, with the support of its parent company, is developing a new outsourced water treatment business under the WOD model. This model enables private businesses to pay for water treatment and purification services on a per-gallon basis, a framework commonly known as DBOO. WODI collaborates with regional water service providers to finance, build, and operate the systems it develops.

As part of WODI’s early-stage development, the Parent Company consolidated its MWS division and its wholly owned subsidiary, PWT, into WODI. PWT, given its established operating history, became the master corporate entity and was subsequently renamed Water On Demand, Inc. This restructuring integrated MWS and WODI’s operations into the renamed entity.

Currently, WODI consists of two operating divisions, MWS and PWT, alongside WOD, which remains a development-stage business. For financial reporting purposes, WODI is considered a single reporting unit.

The Parent Company continues to support WODI’s business combination agreement (BCA) process, provide management services to WODI and the potential post-merger entity, and initiate non-binding agreements for potential acquisitions. These activities will depend on the outcome of the BCA process and related strategic developments

Going Concern

The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if WODI is unable to continue as a going concern. These factors, among others raise substantial doubt about WODI’s ability to continue as a going concern. Our independent auditors, in their report on the Parent Company’s audited financial statements for the year ended December 31, 2023 expressed substantial doubt about our ability to continue as a going concern.

The ability of WODI to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, achieving a level of profitable operations and receiving additional cash infusions. During the period ended June 30, 2024, WODI obtained funds from the issuance of convertible note agreements. Management believes this funding will continue from its’ current investors and from new investors. Management believes the existing shareholders and prospective new investors will provide the additional cash needed to meet WODI’s obligations as they become due and will allow the development of its core business operations. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to WODI. Even if WODI is able to obtain additional financing, it may contain restrictions on our operations, in the case of debt financing or cause substantial dilution for our stockholders, in case of equity financing.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

This summary of significant accounting policies is presented to assist in understanding WODI’s financial statements. The financial statements and accompanying notes are the responsibility of WODI’s management, which is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation

Water on Demand Inc. accounts are included on its Parent Company’s consolidated financial statements for the six months ended June 30, 2024, and 2023, and for year ended December 31, 2022.

Cash and Cash Equivalent

WODI considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosures of contingent assets and liabilities at the reporting date. Actual results may differ from these estimates.

Significant estimates include assessments related to impairments of long-lived assets, revenue recognition for percentage-of-completion contracts, allowances for uncollectible accounts, warranty reserves, inventory valuation, derivative liabilities and other conversion features, fair value measurements, valuations of non-cash stock issuances, and the valuation allowance on deferred tax assets. These estimates are based on historical experience and other factors deemed reasonable under the circumstances.

Net Earnings (Loss) per Share Calculations

Basic loss per share is calculated by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated similarly but includes the effect of potentially dilutive securities, such as stock options, warrants, and convertible instruments, if their inclusion would be dilutive.

For the six months ended June 30, 2024, and 2023, WODI’s diluted loss per share was the same as its basic loss per share, as the inclusion of potential common shares would have been anti-dilutive.

Revenue Recognition

WODI recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration expected to be received.

Nature of Contracts and Performance Obligations

Engineered Water Treatment Solutions

WODI designs, manufactures, and installs water treatment systems for municipalities, industrial clients, and commercial entities. Performance obligations typically include the delivery and installation of water treatment systems that meet specific customer requirements.

Revenue from these contracts is recognized over time as performance obligations are satisfied, using the cost-to-cost input method, which reflects progress toward completion. The transaction price is based on fixed contract fees, with any variable consideration, such as performance bonuses, estimated at contract inception and constrained to prevent significant revenue reversals.

Sales Price Calculation

The transaction price for each contract is based on agreed terms, including fixed fees and any variable consideration. Variable consideration is estimated at inception and constrained to ensure revenue is not subject to significant future reversals when uncertainties are resolved

Contract Modifications

Contract modifications are recognized when they create or alter enforceable rights and obligations. Any impact on transaction prices and performance obligations is accounted for in the period the modification is approved.

Significant Judgements and Estimates

☐	Estimating Progress Towards Completion: For long-term contracts, we use the cost-to-cost method to estimate progress towards completion, considering total costs incurred relative to total estimated costs to complete the project.

☐	Variable Consideration: Estimates to variable considerations are constrained to ensure that recognized revenue is not subject to significant reversals in future periods.

Material Rights and Obligations

WODI’s contracts may provide customers with material rights related to effective water treatment solutions and ongoing maintenance services. The company’s obligations include designing, manufacturing, delivering, installing, and maintaining water treatment systems, as well as providing continuous water treatment services under the DBOO model.

Contract Receivable

WODI bills customers based on contractual terms, typically on a progressive basis as work is completed. Credit is extended following an evaluation of the customer’s financial condition, and collateral is not required.

WODI maintains an allowance for doubtful accounts to address potential credit losses. Management evaluates receivables monthly using both quantitative and qualitative analyses of past-due accounts. An allowance is recorded for uncollectible amounts when all reasonable collection efforts have been exhausted, and recovery is deemed unlikely.

As of June 30, 2024, the net contract receivable balance was $1,247,416, with an allowance for doubtful accounts of $368,917. As of December 31, 2023, the net contract receivable balance was $1,509,504, with an allowance for doubtful accounts of $379,335.

Indefinite Lived Intangibles and Goodwill Assets

WODI accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, “Business Combinations,” where the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available, and may be adjusted, up to one year from acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed and revisions to preliminary estimates. The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill.

WODI tests for indefinite lived intangibles and goodwill impairment in the fourth quarter of each year and whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. In accordance with its policies, WODI performed a qualitative assessment of indefinite lived intangibles and goodwill at June 30, 2024 and December 31, 2023 and determined there was no impairment of indefinite lived intangibles and goodwill.

Promissory Notes

From December 22, 2022, through June 30, 2024, WODI and its parent company, made payments totaling $6,179,985 on behalf of FRLA to cover operating expenses and extension payments. This includes additional payments of $1,128,000 made during the six months ended June 30, 2024. In exchange, WODI and the Parent Company received unsecured promissory notes from the FRLA (the “SPAC Notes”) in an aggregate principal amount of $6,179,985.

The SPAC Notes are non-interest bearing and payable (subject to the waiver against SPAC trust provisions) on the earlier of (i) consummation of the SPAC initial business combination; or (ii) the date of the liquidation of the SPAC. The principal balance of each SPAC Note may be prepaid at any time, at the election of the FRLA. The SPAC Notes are non-interest bearing and are payable, subject to the waiver of FRLA trust provisions, on the earlier of (i) the consummation of the FRLA’s initial business combination or (ii) FRLA liquidation. FRLA may elect to prepay the principal balance of the notes at any time.

Impairment of receivable

Although the payments made on behalf of FRLA are amounts receivable to WODI, the Company deemed it probable that FRLA may not have sufficient funds to repay all Class A shareholders and WODI for the amounts advanced. As a result, WODI recognized an impairment expense of $1,128,000 and $2,600,985 for the periods ended June 30, 2024, and 2023, respectively. These amounts were recorded as expenses on the consolidated income statements.

If WODI successfully merges with FRLA, all amounts paid by WODI on behalf of FRLA, including any future payments made until the merger is consummated, will be recoverable by WODI.

Recording of membership interest

As of June 30, 2024, and December 31, 2023, WODI recorded the purchase of Class B Founder Shares at lower of cost or market. The purchase price of $400,000 is reflected on the consolidated balance sheet as other assets.

Recently Issued Accounting Pronouncements

Management reviewed currently issued pronouncements and does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying condensed financial statements.

3.	CAPITAL STOCK

WODI Common Stock

On February 17, 2023, the SEC qualified the Offering Circular for the offering of securities by WODI under a Regulation A offering (the “Reg A”). Reg A was intended to accumulate capital for WODI to direct toward WOD projects.

On March 9, 2023, the Parent Company announced a limited preview of Reg A for WODI.

As of June 26, 2023 (the “Termination date”), the Parent Company suspended the sale of securities under Reg A. As of the Termination Date, 12,000 shares were sold generating total proceeds of $60,000.

As of June 30, 2024, WODI had 13,399,217 shares issued and outstanding.

4.	RESTRICTED STOCK GRANTS AND WARRANTS

Restricted Stock Grants

Between August 12, 2022, and August 3, 2023, WODI entered into Restricted Stock Grant Agreements (“RSGAs”) with its Board members, employees, and consultants to incentivize economic performance and enhance the Company’s value. Under these agreements, up to 15,550,000 shares of WODI common stock may be issued upon achieving specified milestones and vesting requirements.

Restricted shares vest incrementally based on WODI’s uplisting to a national securities exchange and subsequent trading volume. If WODI does not achieve an exchange listing within three years of the RSGA effective date, 25% of the restricted shares will vest on the three-year anniversary, with an additional 6.25% vesting quarterly thereafter.

As of June 30, 2024, no milestones were achieved, and no costs were recognized for the RSGAs. There were 2,581,344 total issuable shares under the RSGAs as of that date. During the six months ended June 30, 2024, no restricted shares vested, and no costs associated with the milestones were recognized, as milestone achievement was deemed not probable.

5.	CONVERTIBLE PROMISSORY NOTES

During the six months ended June 30, 2024, WODI raised an additional $2,042,500 through the issuance of convertible secured promissory notes with the same 10% annual interest rate. Further, under settlement, conversion, and redemption agreements, shareholders redeemed an aggregate of 139,560,037 shares of the Parent Company’s common stock. The cash equivalent of these redemptions, based on the fair market value at the redemption dates, was used to purchase WODI convertible secured promissory notes. A loss of $1,297,000 resulting from these agreements was recognized in the consolidated statements of operations.

As of June 30, 2024, WODI had outstanding convertible secured promissory notes totaling $20,068,589.

6.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Equipment Contracts

Revenues and related costs on equipment contracts are recognized over time as performance obligations are satisfied, in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, revenue and associated profit are recognized as the customer obtains control of the goods and services promised in the contract. Unallocated indirect costs and corporate general and administrative expenses are charged to the periods as incurred. In the event of a foreseeable loss on a contract, WODI recognizes the loss as soon as it is determined.

For the six months ended June 30, 2024, and 2023, total revenue from contracts with customers was $2,604,196 and $3,823,932 respectively.

Contract assets represent revenues recognized in excess of amounts billed on contracts in progress, while contract liabilities represent billings in excess of revenues recognized on contracts in progress. Contract-related assets and liabilities are included in current assets and current liabilities on the balance sheet, as they are expected to be liquidated in the normal course of contract completion.

As of June 30, 2024, and December 31, 2023, contract assets were $476,906 and $455,102, respectively. Contract liabilities as of the same dates were $1,619,759 and $1,346,366, respectively.

7.	COMMITMENTS AND CONTINGENCIES

Facility Rental – Related Party

PWT, a subsidiary of WODI, rents a 12,000-square-foot facility located at 2535 E. University Drive, McKinney, TX 75069. The current monthly rent is $8,500.

Related Party Transactions

WODI transfers funds to its Parent Company, OriginClear, Inc., on an as-needed basis to support operations and provide intercompany transfers to its subsidiaries. As of June 30, 2024, and December 31, 2023, WODI reported balances of $620,069 and $864,528, respectively, due to the Parent Company and its subsidiaries.

Due to a low probability of repayment, WODI recognized an impairment on related party receivables of $1,273,680 as of June 30, 2024. This amount is reflected in the consolidated financial statements.

Warranty Reserve

Customer projects are generally guaranteed against defects in material and workmanship for one year from the date of completion, with some guarantees extending beyond one year for specific areas of construction and materials. Management believes that existing insurance policies adequately cover potential claims.

Based on historical data and management’s assessment, WODI has established a warranty reserve of $20,000, which is reflected in the consolidated financial statements as of June 30, 2024, and December 31, 2023.

PART III

INDEX TO EXHIBITS

Exhibit Number	Description	Filed/ Furnished/Incorporated by Reference from Form
1.1	Advisory Agent Agreement	Filed previously
1.2	Broker of Record Engagement Agreement	Filed herewith
2.1	Amended and Restated Certificate of Incorporation, Series A, B and C Preferred Stock Certificate of Designation	Filed previously
2.5	Amended and Restated Bylaws	Filed previously
4.1	WODI Unit Purchase Agreement	Filed previously
8.1	Form of Escrow Agreement	Filed previously
11.1	Consent of Auditor	Filed herewith
12.1	Opinion of Kunzler Bean & Adamson	Filed herewith

III-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A/POS and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Clearwater, Florida, on March 20, 2025.

Water On Demand, Inc.

/s/ T. Riggs Eckelberry
By: T. Riggs Eckelberry, Chief Executive Officer

Pursuant to the requirements of Regulation A, this Post Effective Amendment to the Offering Statement has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ T. Riggs Eckelberry
By: T. Riggs Eckelberry, as Chief Executive Officer, and Director

/s/ Prasad Tare
By: Prasad Tare, as Chief Financial Officer, Principal Accounting Officer

/s/ Byron Elton
By: Byron Elton, as Director

/s/ Jean-Louis Kindler
By: Jean Louis Kindler, as Director

/s/ Stephen Hall
By: Stephen Hall, as Director

Date: March 20, 2025

III-2